PE 1/16/2014

No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005733

March 10, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-14

Rodney H. Bell
Holland & Knight LLP
rodney.bell@hklaw.com

Re: PharMerica Corporation
Incoming letter dated January 16, 2014

Dear Mr. Bell:

This is in response to your letters dated January 16, 2014 and February 11, 2014 concerning the shareholder proposal submitted to PharMerica by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 23, 2014 and February 11, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PharMerica Corporation
Incoming letter dated January 16, 2014

The proposal requests that the board adopt a rule to redeem any current or future poison pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

There appears to be some basis for your view that PharMerica may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that PharMerica's policies, practices and procedures compare favorably with the guidelines of the proposal and that PharMerica has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if PharMerica omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PharMerica relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
PharMerica Corporation (PMC)
Poison Pill Rule
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 16, 2014 no action request.

The company February 11, 2014 letter discusses a purported policy that the company has made absolutely no commitment to announce to shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Thomas A. Caneris <tcaneris@pharmerica.com>

Holland & Knight

701 Brickell Avenue, Suite 3300 | Miami, FL 33131 | T 305.374.8500 | F 305.789.7799
Holland & Knight LLP | www.hklaw.com

Rodney H. Bell
(305) 789-7639
rodney.bell@hklaw.com

February 11, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PharMerica Corporation -- Rebuttal and Stockholder Proposal of Kenneth Steiner/John Chevedden

Dear Ladies and Gentlemen:

Reference is made to our letter dated January 16, 2014 (the "Original Request") where we requested, on behalf of our client PharMerica Corporation (the "Company"), that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if the Company excludes the stockholder proposal (the "Proposal") submitted by John Chevedden ("Chevedden"), as proxy for Kenneth Steiner ("Steiner") from the proxy statement (the "2014 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2014 Annual Meeting of Stockholders.

This letter responds to the correspondence addressed to the Staff by Chevedden dated January 23, 2014 (the "Rebuttal"). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the Staff at shareholderproposals@sec.gov. A copy of this letter is also being sent to Chevedden. Chevedden is requested to copy the undersigned on any additional response he may choose to make to the Staff.

A. The Proposal.

For the benefit of the Staff, we repeat the text of the Proposal, which reads as follows:

Resolved, shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

B. The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal and the Staff does not differentiate between adopting a "rule" and adopting a "policy" regarding poison pills.

In the Rebuttal, Chevedden emphasizes that the Proposal requests the Company to adopt a "rule" to redeem any current or future poison pill, unless such a plan is submitted to a shareholder vote within twelve months. The Rebuttal also highlights page three of the Original Request as supposed proof that the Company does not have a rule on future poison pills. As stated in the Original Request, the Company does not currently have a poison pill in place and has followed a policy that if the Company were to adopt a poison pill in the future, it would expire upon the next annual meeting of the Company's stockholders if not approved by the Company's stockholders. In regard to similar proposals, the Staff has not differentiated between adopting a "rule" and a "policy." In all three of *Verizon Communications Inc.* (Feb. 16, 2006), *RadioShack Corporation* (March 14, 2006), and *Sun Microsystems, Inc.* (June 30, 2006), the Staff said they would not recommend enforcement, even though each company adopted a "policy" rather than a "rule" as requested by the proposal. In fact, the proposal on poison pills that Chevedden sent to those companies is nearly identical to the Proposal Chevedden sent to PharMerica, and reads as follows:

> RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

The only substantive difference between the proposal submitted to these companies and the Proposal submitted to PharMerica is that the Proposal asks for future poison pills to be submitted as a separate ballot item "within 12 months" rather than "as soon as may be practicable."

In substantially implementing the proposal, each of the above referenced companies adopted a "policy" on poison pills rather than a "rule." Sun Microsystems, Inc. ("Sun Microsystems") adopted a "formal policy statement" in its Corporate Governance Guidelines. RadioShack Corporation ("RadioShack") and Verizon Communications Inc. ("Verizon") adopted a "policy statement" and the RadioShack board of directors adopted the policy statement through board resolutions. In each of these cases, the Staff agreed that the proposal could be omitted under Rule 14a-8(i)(10). Thus, there is no meaningful difference for purposes of substantially implementing a poison pill proposal between adopting a "rule" and adopting a "policy."

Similar to the above referenced cases, on February 11, 2014, the Company's board of directors (the "Board") formally memorialized and adopted the policy it had previously followed (the "Company Policy"). The Company Policy reads as follows:

> PharMerica Corporation does not currently have a stockholder rights plan, or "poison pill," and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances that lead it to conclude that adopting a rights plan would be in the best interests of the Corporation's stockholders, it will seek prior stockholder approval unless the Board, exercising its fiduciary duties, determines that such submission would not be in the best interests of the Corporation's stockholders under the circumstances. If any rights plan is adopted without prior stockholder approval, it will be presented to the Corporation's stockholders at the next annual meeting of the Corporation's stockholders following the adoption of the rights plan for ratification by the Corporation's stockholders. Absent such ratification, the stockholder rights plan will expire on the earlier of the date of the next annual meeting of the Corporation's stockholders following the adoption of the rights plan and the date of the first anniversary of its effective date.

The Company Policy is substantially identical to the policy statements adopted by Sun Microsystems, RadioShack, and Verizon, to which the Staff has granted no-action relief under Rule 14a-8(i)(10) in response stockholder proposals nearly identical to the Proposal.

Lastly, as a standard, "substantial implementation" under Rule 14a-8(i)(10) does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n. 30 and accompanying text); *see also* SEC Release No. 34-20091 (Aug. 16, 1983). The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will not require "full" implementation of each detail of the proposal, but rather will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail, or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a shareholder proposal that requested the company prepare a report regarding political contributions when the company had adopted a policy that implemented the essential portions of the shareholder proposal); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007) (permitting exclusion of a declassification proposal when the company had amended its certificate of incorporation to phase out a classified board); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal requesting publication of a sustainability report when the company had posted an online report on the topic of sustainability); and *Talbots Inc.* (Apr. 5, 2002) (permitting exclusion of a shareholder proposal requesting that the company implement a corporate code of conduct based on International Labor Organization ("ILO") human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards). In each of these cases, the Commission concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances where the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Under the standards discussed above, the Company Policy substantially implements the Proposal because the Company Policy fulfills the Proposal's essential objective: to prevent the Board from adopting a poison pill without the Company's stockholders approving the poison pill within one year of adoption. Indeed, the Company followed this policy even prior to its adoption when the Company implemented a poison pill in response to the unsolicited, hostile takeover attempt by Omnicare Inc. on August 25, 2011. This poison pill terminated under its own terms at the next meeting of the Company's stockholders and was in fact terminated less than one year later on March 28, 2012.

The Company has asserted, and reiterates herein, that the Proposal may be properly excluded from its 2014 Proxy Materials because the Company has implemented measures that the Proponent seeks to have addressed in the Proposal. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2014 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned at (305) 789-7639, or by email at rodney.bell@hklaw.com. Alternatively, you may contact Thomas Caneris, the Company's Vice President and General Counsel, at (502) 627-7536, or by email at tcaneris@pharmerica.com.

Sincerely yours,

HOLLAND & KNIGHT LLP

Rodney H Bell

Rodney H. Bell

Enclosures

cc: Thomas A. Caneris, PharMerica Corporation
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PharMerica Corporation (PMC)
Poison Pill Rule
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 16, 2014 no action request.

This is the resolved statement:
"Resolved, shareholders request that our Board adopt a *rule* to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months." (Emphasis added)

It is clear that the company has no rule on future poison pills (company letter, page 3).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Thomas A. Caneris <tcaneris@pharmerica.com>

[PMC: Rule 14a-8 Proposal, November 27, 2013]

4* – Right to Vote Regarding Poison Pills

Resolved, shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001.

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, Aug. 15, 2003.

GMI Ratings, an independent investment research firm, said PharMerica had an active poison pill, which could be used by entrenched management to further its own interests. The percentage threshold required to trigger the pill was 15%. Its final expiration date is not until 2021.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated PharMerica D for executive pay. Meanwhile shareholders had a 22% potential stock dilution. PharMerica could give long-term incentives to our CEO for below-median performance. Our CEO's equity pay did not reflect PharMerica's share price movement over the past five years.

GMI said there were other limits on shareholder rights and management-controlled takeover defense mechanisms in place at PharMerica Corporation which included:
• The board's unilateral ability to amend the company's bylaws without shareholder approval
• Lacks fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of confidential voting policies • The absence of cumulative voting rights.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Vote Regarding Poison Pills – Proposal 4*

Holland & Knight

701 Brickell Avenue, Suite 3300 | Miami, FL 33131 | T 305.374.8500 | F 305.789.7799
Holland & Knight LLP | www.hklaw.com

Rodney H. Bell
(305) 789-7639
rodney.bell@hklaw.com

January 16, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PharMerica Corporation – 2014 Annual Meeting

Omission of Shareholder Proposal of Kenneth Steiner/John Chevedden

Dear Ladies and Gentlemen:

This letter is submitted on behalf of PharMerica Corporation, a Delaware corporation (the "Company"). PharMerica requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company intends to omit from its proxy materials in connection with its 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials") the enclosed shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden, as proxy for Kenneth Steiner ("Steiner").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this Correspondence to Steiner, and Steiner's proxy, John Chevedden and/or his designee ("Chevedden").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the Staff at shareholderproposals@sec.gov.

A copy of the Proposal, the cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached as exhibits hereto. Pursuant to the guidance provided in Section F of Staff Legal Bullet No. 14F (October 18, 2011) ("SLB 14F"), we ask that the Staff provide its response to this request to Rodney H. Bell, on behalf of the Company, at rodney.bell@hklaw.com, and to Steiner/Chevedden at ***FISMA & OMB Memorandum M-07-16*** in accordance with their written instructions.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform Steiner and Chevedden that if either elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company at rodney.bell@hklaw.com.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials (i) under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; (ii) under Rule 14a-8(i)(3) because the proposal and the supporting statement contain materially false or misleading statements; and (iii) because Rule 14a-8 does not permit a person to act as a shareholder's "proxy" in order to submit a shareholder proposal.

THE PROPOSAL

The Proposal is captioned "Right to Vote Regarding Poison Pills" and states:

> Resolved, shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

A copy of the Proposal and supporting statements, as well as the cover letter signed by Steiner, are attached to this letter as <u>Exhibit A</u>. Additionally, all relevant correspondence exchanged with Steiner/Chevedden are attached hereto as <u>Exhibit B</u>. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials for the reasons set forth below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

The Proposal relates to stockholder rights plans, which are sometimes referred to as "poison pills." To be consistent with Steiner/Chevedden's terminology, we will use the term "poison pill" in this letter.

On August 25, 2011, the Company adopted a poison pill in response to the unsolicited, hostile takeover attempt initiated by Omnicare, Inc. The corresponding Rights Agreement, attached as Exhibit 4.1 to a Form 8-K filed with the Commission on August 25, 2011, is attached hereto as Exhibit C. The Company's poison pill was redeemed by the Company on March 28, 2012. Moreover, even if the Company's poison pill had not been redeemed by the Company, contrary to the statements in the Proposal, it would have expired under its own terms upon the next annual meeting of the Company's stockholders if it was not approved by the Company's stockholders. In the future, the Board intends to continue to follow this policy of only adopting poison pills that will automatically terminate if they are not approved by the Company's stockholders at the next meeting of the Company's stockholders following the adoption of the poison pill.

Contrary to the statements set forth in the Proposal, the Company DOES NOT currently have a poison pill in place. Effective March 28, 2012, more than eighteen months prior to the Company's receipt of the Proposal, the Board redeemed its previously implemented poison pill. The corresponding Certificate of Elimination, attached as Exhibit 3.1 to a Form 8-K filed with the Commission on April 02, 2012; Amendment No. 1 to the Rights Agreement (amending the final expiration date of the purchase rights for the preferred stock under the Rights Agreement from August 25, 2021 to March 28, 2012), attached as Exhibit 4.1 to a Form 8-K filed with the Commission on April 02, 2012; and the Form 8-K filed with the Commission on April 02, 2012, are all attached hereto as Exhibit D.

Rule 14a-8(i)(10) of the Exchange Act permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Company believes that the policy already implemented and in practice followed by the Company substantially implements the Proposal within the meaning of Rule 14a-8(a)(10). In addition, the Proposal requests the Board to redeem any current poison pill. Because the Board has already redeemed its poison pill, this request too has been substantially implemented within the meaning of Rule 14a-8(a)(10).

II. Alternatively, The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading

Should the Staff determine that the Proposal in its entirety is not excludable under Rule 14a-8(i)(10) under the Exchange Act, we respectfully request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(3) of the Exchange Act. Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy, "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal is properly excludable under Rule 14a-8(i)(3) because the stated premise for the Proposal is factually inaccurate, and the supporting statement contains unsubstantiated assertions, irrelevant statements, materially false and misleading statements, and portrays the proponent's opinion as statements of fact.

In the supporting statement, the proponent states:

> "GMI Ratings, an independent investment research firm, said PharMerica has an active poison pill, which could be used by entrenched management to further its own interests. The percentage threshold required to trigger the pill was 15%. Its final expiration date is not until 2021."

This statement is materially misleading. It clearly implies that the Company has in place a poison pill that has not been approved by the Company's stockholders. This is not factually correct, as the Company, in accordance with the policy that it already follows for shareholder approval for poison pills, redeemed the only poison pill it had ever adopted more than eighteen months ago. Moreover, the proponent's statements are made without providing any factual basis, citation, or clarification as to when GMI Ratings purportedly made the statements cited by the proponent. By relying on outdated and inaccurate information as the primary justification for the Proposal, Steiner/Chevedden is clearly attempting to induce PharMerica stockholders to vote in favor of the Proposal based on materially misleading statements.

The Company also respectfully requests that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(3) of the Exchange Act due to many of the other statements in the Proposal being opinions, irrelevant, or based on inaccurate and materially misleading information. In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff noted that in reliance on Rule 14a-8(i)(3), a company may exclude a statement where "portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff added that exclusion may be appropriate where the proposal and supporting statement, when read together, are so vague and indefinite as to result in the same uncertainty among stockholders. *See* SLB 14. Moreover, the Staff has concurred on numerous occasions that where some or all of a supporting statement is unrelated to the stockholder proposal, those portions or the entire supporting statement are excludable under Rule 14a-8(i)(3). *See, e.g., Bob Evans Farms, Inc.* (avail. Jun. 26, 2006) (permitting exclusion under Rule 14a-8(i)(3) of portions of a supporting statement that listed the five largest stockholders of the company as unrelated to a proposal on declassifying the company's board of directors); *Exxon-Mobil Corp.* (avail. Mar. 27, 2002) (concurring that, in reliance on Rule 14a-8(i)(3), the company could exclude portions of a supporting statement in which the proponents discussed their views on certain company statements regarding global warming from a proposal related to executive compensation and the consideration of social and environmental factors in determining compensation); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (noting that portions of a proposal's supporting statement were excludable by the company under Rule 14a-8(i)(3) unless revised by the proponent to delete the discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter).

The proponents assert the following statements, without noting that such statements are only the opinion of the proponent:

- "The proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance"

- "PharMerica could give long-term incentives to our CEO for below-median performance"

- "Our CEO's equity pay did not reflect PharMerica's share price movement over the past five years."

- "…from the context of our clearly improvable corporate governance, please vote to protect shareholder value."

Such statements constitute statements of opinion. Moreover, the repeated reference in such statements to the proponent's opinion that the Company's corporate governance is "clearly improvable," which opinion is based on the inaccurate factual assumption that the Company has a poison pill in place that has not been withdrawn by the Company and that does not in any event comply with the proponent's proposed policy for poison pills, is designed to materially mislead the Company's stockholders into supporting the Proposal notwithstanding that the Company has already substantially implemented the policy set forth in the Proposal.

In addition, the proponent makes the following statements without providing any citation or factual basis:

- "GMI Ratings, an independent investment research firm, rated PharMerica D for executive pay. Meanwhile shareholders had a 22% potential stock dilution."

- "GMI said there were other limits on shareholder rights and management-controlled takeover defense mechanisms in place at PharMerica Corporation which included: • The board's unilateral ability to amend the company's bylaws without shareholder approval • Lacks fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of confidential voting policies • The absence of cumulative voting rights."

These statements, as well as the second and third bullets above relating to executive compensation, are irrelevant for the purpose of the Company's stockholders considering a proposal placing limitations on the Board's ability to adopt a poison pill. Although the proponents refer to the GMI Ratings score regarding executive compensation, GMI Ratings rated PharMerica B for overall Governance, which includes consideration of a poison pill. Moreover, the Company's stockholders already take an annual advisory vote on the Company's executive compensation, which has been approved annually. This further demonstrates the irrelevance of the proponent's statements for the purpose of the Company's stockholders considering a proposal placing limitations on the Board's ability to adopt a poison pill. Steiner/Chevedden even acknowledge that a substantial portion of the supporting statement is unrelated to the proposal by stating in the last sentence of the supporting statement that he is now "<u>[r]eturning to the core topic of this proposal</u>" (emphasis added).

Further, the last sentence of the supporting statement requests that the Company's stockholders "please vote to protect shareholder value," and this sentence comes immediately after the list of "other limits on shareholder rights" provided in the last bulleted statement above. The bulleted statements above relating to topics as diverse as executive compensation, stockholder voting rights, stockholder fair price provisions, and the Company's long-term incentive plans, when combined with the organization of the supporting statement, creates a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which he or she is being asked to vote.

Accordingly, consistent with the guidance in SLB 14B and the no-action letters cited above, we respectfully submit that the entire Proposal may be excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) as materially false and misleading. Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded, we request that the Company be permitted to exclude the bulleted statements above as well as the inaccurate and misleading statement quoting GMI Ratings regarding the Company having a poison pill currently in effect.

III. Alternatively, The Proposal May be Excluded Under Rule 14a-8 Because Chevedden is Not a Record Holder of the Company Eligible to Submit a Proposal for Inclusion in the Company's 2014 Proxy Materials and Rule 14a-8 Does Not Permit a Person to Act As a Shareholder's "Proxy" In Order to Submit a Shareholder Proposal

Should the Staff determine that the Proposal in its entirety is not excludable under Rules 14a-8(i)(10) or 14a-(8)(i)(3) under the Exchange Act, we respectfully request that the Staff concur that the Proposal is excludable from the Company's 2014 Proxy Materials because Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Recently, in *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) ("*Waste Connections v. Chevedden*"), the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc. ("Waste Connections"), could omit a proposal submitted by Chevedden, purportedly on behalf of James McRitchie ("McRitchie") because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Virtually identical facts are presented here by Chevedden's effort to submit the Proposal purportedly on Steiner's behalf, and the same result should follow.

***A. Background on* Waste Connections v. Chevedden**

On January 30, 2013, Waste Connections notified the Staff of its intention to exclude a proposal submitted by Chevedden, purportedly on McRitchie's behalf. Waste Connections also filed a lawsuit in the U.S. District Court for the Southern District of Texas seeking a judicial declaration that it could omit Chevedden's proposal from its proxy materials. According to its notice to the Staff and pleadings in the lawsuit, Waste Connections received an email from Chevedden containing a proposal. The email attached a letter from McRitchie purporting to authorize Chevedden to act as McRitchie's proxy for submitting a shareholder proposal. McRitchie's letter did not identify the proposal by name or description. Waste Connections argued that the proposal could be omitted on several grounds, including that (i) Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy," (ii) Chevedden failed to sufficiently demonstrate that McRitchie or another shareholder was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline, and (iii) Chevedden failed to demonstrate that he was a shareholder who met Rule 14a-8(b)'s requirement despite sufficient notice from Waste Connections of this requirement. On June 3, 2013, the District Court entered an order denying Chevedden's motion to dismiss and granting Waste Connections' motion for summary judgment. The court noted that Waste Connections "has met its burden of demonstrating that there is no genuine dispute as to the material facts" asserted in its motion (including the facts underlying the three bases for exclusion discussed above). The Motion for Declaratory Judgment, Motion for Summary Judgment (excluding exhibits), and Order in the Waste Connections matter are attached as <u>Exhibit E</u>.

B. Rule 14a-8 Does Not Permit Shareholders to Submit "Shareholder Proposals by Proxy," as Attempted by Chevedden and Steiner

Rule 14a-8(b)(1) requires anyone submitting a proposal to "have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year." The Rule does not authorize a person to act as a proxy to submit a proposal on behalf of a shareholder.

In contrast, Rule 14a-8(h) provides that either the shareholder "or [the shareholder's] representative who is qualified under state law to present the proposal on [the shareholder's] behalf must attend the meeting to present the proposal." As explained to the court in *Waste Connections v. Chevedden*, paragraph (h) of Rule 14a-8 is the only section of the rule that allows a shareholder to designate a representative to act on his or her behalf, permitting such designation only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The Rule does not contain any language permitting a non-shareholder to submit a proposal for inclusion in a company's proxy materials or permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting to allow that other person to submit a proposal.

Despite the court's ruling in *Waste Connections v. Chevedden*, Chevedden has once again attempted to submit a "shareholder proposal by proxy." In his October 16, 2013 letter, Steiner attempts to give the identical proxy that McRitchie purported to give in *Waste Management v. Chevedden – i.e.*, "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." Accordingly, the Company has no basis on which to believe that Steiner, a shareholder, has in fact approved the submission of the Proposal now presented by Chevedden.

As noted in *Waste Connections v. Chevedden*, this so-called "proxy" would permit Chevedden to designate yet another, unidentified person – including persons unknown to Steiner – to submit a proposal (or proposals) to the Company on Steiner's behalf. Also as noted in *Waste Connections v. Chevedden*, it is not clear from this so-called "proxy" that Steiner has authorized a proposal on the topic of poison pills to be submitted to the Company. The October 16, 2013 letter states only that Steiner believes "our company had greater potential" and that the proposal "is submitted in support of the long-term performance of our company." Nothing in the letter identifies the topic of the Proposal submitted by Chevedden with the "proxy."

Thus, if it is the Staff's view that, contrary to the ruling in *Waste Connections v. Chevedden*, Rule 14a-8 permits a shareholder to submit a proposal by proxy, then the sort of "shareholder proposal by proxy" scheme that Chevedden relies upon should not be considered sufficient. The shareholder proponent should be required to grant a proxy that actually authorizes the specific proposal advanced on his or her behalf. Here, nothing in the October 16,

2013 letter establishes that Steiner has authorized Chevedden to submit the Proposal to the Company.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), Because Chevedden Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(2) provides, in part, that when the shareholder is not a record holder, the shareholder must, at the time they submit their proposal, "prove [his or her] eligibility to the company." The shareholder may prove this pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The October 16, 2013 letter from Chevedden, purportedly on Steiner's behalf, was received on November 27, 2013. However, this letter provided no proof of ownership for either Chevedden or Steiner, and consequently the Company considered the Proposal incomplete. *See Apache Corporation v. John Chevedden*, (Civil Action No. H-10-0076) (awarding Apache Corporation's motion for declaratory judgment against Chevedden where Apache Corporation argued, in part, that Chevedden's proposal was not complete until they received Chevedden's initial letter attempting to prove ownership of the requisite shares, even though the initial proposal was submitted 18 days earlier. Apache Corporation sent Chevedden a deficiency notice six days after receiving Chevedden's initial proof of ownership letter, but 24 days after the initial proposal was received.) On December 10, 2013, the Company sent a deficiency notice to Steiner, a copy of which was sent to Chevedden. On December 12, 2013, the Company received a letter from Chevedden attaching a letter from TD Ameritrade confirming that Steiner owned the required number of shares of Company stock for the requisite amount of time under Rule 14a-8(b). On December 19, 2013, the Company sent a deficiency notice to Chevedden, informing him that under the recent decision in *Waste Connections v. Chevedden*, the Company considered him to be the sole proponent of the Proposal and that consequently the December 12, 2013 letter from TD Ameritrade was insufficient and that to remedy the deficiency, Chevedden would have to provide sufficient proof that he owned the requisite shares under Rule 14a-8(b).

As set forth above, the Company's view is that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as provided in the letter signed by Steiner. Thus, Chevedden, not Steiner, is the true proponent of the Proposal. Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent failed to correct those deficiencies within 14 days of receipt of that notice. As explained above, the Company did not consider Chevedden's proposal to be complete until December 12, 2013, and the deficiency notice to Chevedden was sent within 14 days of this date. As of the date of this letter, Chevedden has not provided written support demonstrating that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on at the 2014 annual meeting of stockholders for at least one year by the date on which the Proposal was submitted. Accordingly, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. Alternatively, if the Staff does not concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials, we respectfully request that the Staff concur that it will take no action if the Company excludes the bulleted statements in Section II above as well as the inaccurate and misleading statement quoting GMI Ratings regarding the Company having a poison pill currently in effect. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (305) 789-7639, or by email at rodney.bell@hklaw.com. Alternatively, you may contact Thomas Caneris, the Company's Vice President and General Counsel, at (502) 627-7536, or by email at tcaneris@pharmerica.com.

Sincerely yours,

HOLLAND & KNIGHT LLP

Rodney H. Bell

Enclosures

cc: Thomas A. Caneris, PharMerica Corporation
John Chevedden

Exhibit A: The Proposal

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Geoffrey G. Meyers
Chairman
PharMerica Corporation (PMC)
1901 Campus Place
Louisville, KY 40299
PH: 502-627-7000

Dear Mr. Meyers,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: Thomas A. Caneris
Secretary
PH: 502-627-7000
FX: 302-636-5454

[PMC: Rule 14a-8 Proposal, November 27, 2013]

4* – Right to Vote Regarding Poison Pills

Resolved, shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001.

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, Aug. 15, 2003.

GMI Ratings, an independent investment research firm, said PharMerica had an active poison pill, which could be used by entrenched management to further its own interests. The percentage threshold required to trigger the pill was 15%. Its final expiration date is not until 2021.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated PharMerica D for executive pay. Meanwhile shareholders had a 22% potential stock dilution. PharMerica could give long-term incentives to our CEO for below-median performance. Our CEO's equity pay did not reflect PharMerica's share price movement over the past five years.

GMI said there were other limits on shareholder rights and management-controlled takeover defense mechanisms in place at PharMerica Corporation which included:
• The board's unilateral ability to amend the company's bylaws without shareholder approval
• Lacks fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of confidential voting policies • The absence of cumulative voting rights.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Vote Regarding Poison Pills – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B: Correspondence

Thomas A. Caneris
Senior Vice President and
General Counsel

PharMerica
Value. Trust. Performance.

December 10, 2013

VIA FEDERAL EXPRESS

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: November 27, 2013 Shareholder Proposal

Dear Mr. Steiner,

We are in receipt of the proposal you submitted for inclusion in PharMerica Corporation's proxy statement for its 2014 Annual Stockholder Meeting.

As you are aware, Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended, sets forth various eligibility and procedural requirements, which stockholders must follow if they wish to include a proposal in PharMerica's proxy materials. In this regard, please note that Rule 14a-8 provides that a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting, for at least one year by the date the holder submits a proposal. Enclosed is a copy of the relevant portion of Rule 14a-8 for your reference.

Because you hold your PharMerica stock in "street name," you must provide a written statement (i.e., a proof of ownership letter) from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously owned the requisite amount of securities for the one-year period preceding and including such date. Copies of your brokerage statements are not sufficient to satisfy this requirement.

Please note that pursuant to Rule 14a-8(f), you have fourteen (14) calendar days following your receipt of this letter in which to respond to this letter.

Please direct the evidence of ownership to my attention. If you do not have the required holdings of PharMerica securities, then the proposal is not eligible to be presented at PharMerica's 2014 Annual Stockholder Meeting by you, and PharMerica respectfully requests that you withdraw the proposal.

You should be aware that PharMerica reserves its right to object to the content of your proposal, and PharMerica may also seek to exclude your proposal from PharMerica's proxy materials. This letter should not be construed as a waiver of any right that PharMerica may have.

Thank you for your interest in and support of PharMerica Corporation.

Sincerely,

Thomas A. Caneris
Senior Vice President and General Counsel

1901 Campus Place, Louisville, Kentucky 40299 TEL 502.627.7536 FAX 502.627.7329 www.pharmerica.com

PharMerica
Value. Trust. Performance.

Enclosure (as stated)

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

#26800211_v2

General Rules and Regulations Promulgated Under the Securities Exchange Act of 1934

§240.14a-8 Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

...

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

...

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

Mr. Cancris,
In regard to Kenneth Steiner's

John Chevedden

rule 14a-8 proposal.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves to confirm that since September 1, 2012, you have continuously held at least 500 shares each of IP (INTERNATIONAL PAPER CO), PMC (PHARMERICA CORP), MRK (MERCK & CO INC), WEN (WENDY'S COMPANY), and TWX (TIME WARNER INC) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

Holland & Knight

701 Brickell Avenue, Suite 3000 | Miami, FL 33131 | T 305 374 8500 | F 305 789 7799
Holland & Knight LLP | www hklaw com

Rodney H Bell
(305) 789-7639
rodney bell@hklaw com

VIA FEDEX

December 19, 2013

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: November 27, 2013 Shareholder Proposal

Dear Mr. Chevedden,

I am writing on behalf of PharMerica Corporation ("PharMerica"), which received the proposal you submitted for inclusion in PharMerica's proxy statement for its 2014 Annual Stockholder Meeting (the "Proposal") and the proof of ownership letter from TD Ameritrade, received December 6, 2013, confirming Kenneth Steiner's ownership of PharMerica stock.

Ownership Verification

The Proposal contained a letter from Kenneth Steiner, signed October 16, 2013, purporting to appoint you and/or your designee as his proxy to submit the Proposal on his behalf. However, noting the recent decision in litigation to which you were party in the Southern District of Texas (*Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*), it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy such as the letter you provided. In addition, similar to the arguments made to the Southern District of Texas in the referenced litigation, it is not clear from the letter you provided that Mr. Steiner authorized the Proposal to be submitted to PharMerica. In this regard, we note that:

(a) The "proxy" letter does not identify the proposal being submitted to PharMerica (but instead appears to be a "form letter" in which the company name, address, and date are simply typed or written in), and

(b) As a whole, the language used in the "proxy" letter is virtually identical to the "proxy" letter you submitted to Waste Connections, Inc. in connection with the litigation (the "Waste Connections Letter"), and the language purportedly authorizing you as a proxy is identical to the language in the Waste Connections Letter.

We therefore consider you to be the proponent of the Proposal and thus the letter from TD Ameritrade confirming Mr. Steiner's ownership of PharMerica stock is insufficient.

As you are aware, Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended, sets forth various eligibility and procedural requirements, which stockholders must follow if they wish to include a proposal in PharMerica's proxy materials. In this regard, please note that Rule 14a-8 provides that a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting, for at least one year by the date the holder submits a proposal. PharMerica's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date PharMerica has not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date the Proposal was submitted to PharMerica.

To remedy this defect, you must either:

- provide a written statement (i.e., a proof of ownership letter) from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously owned the requisite amount of securities for the one-year period preceding and including such date. Copies of your brokerage statements are not sufficient to satisfy this requirement, or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5, or amendments to those documents or updated forms, reflecting ownership of PharMerica shares as of or before the date on which the one-year eligibility period begins, then you may provide a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level, and a written statement that you continuously held the required number of shares for the one-year period.

Enclosed is a copy of the relevant portion of Rule 14a-8 for your reference.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year- with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

Statement of Intent Regarding Continued Ownership

PharMerica has not received your written statement that you intend to continue to hold the securities through the date of PharMerica's 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to PharMerica a written statement that you intend to continue ownership of the shares through the date of the 2014 Annual Meeting of Shareholders.

Response Required Within 14 Days

Please note that pursuant to Rule 14a-8(f), you have fourteen (14) calendar days following your receipt of this letter in which to respond to this letter. While we note receipt of the Proposal on November 27, 2013, we also note that Rule 14a-8(b)(2) states that "**at the time you submit your proposal, you must prove your eligibility to the company [in one of the two ways described above]**." Accordingly, PharMerica did not receive your completed submission until December 6, 2013, the date that we received the letter from TD Ameritrade confirming ownership for Mr. Steiner. This letter informing you of the deficiency of the December 6, 2013 TD Ameritrade letter is thus being sent within 14 days of the completed submission.

Please address any response to Thomas A. Caneris, 1901 Campus Place, Louisville, KY 40299. Alternatively, you may transmit any response by email to me at rodney.bell@hklaw.com, with a copy to Thomas A. Caneris at tcaneris@pharmerica.com. If you have any questions with respect to the foregoing, please contact me at (305) 789-7639.

Very truly yours,

HOLLAND & KNIGHT LLP

Rodney H. Bell

Rodney H. Bell

Enclosure:
Rule 14a-8 of the Securities Exchange Act of 1934

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission.

This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, December 21, 2013 12:45 AM
To: Caneris, Tom
Subject: Rule 14a-8 Proposal (PMC)

Mr. Caneris,

Apple Inc. (December 17, 2013) seems at odds with the untimely December 19, 2013 company letter regarding Kenneth Steiner's November 27, 2013 proposal.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Exhibit C: Rights Agreement

EX-4.1 3 dex41.htm RIGHTS AGREEMENT

Exhibit 4.1

PHARMERICA CORPORATION

and

MELLON INVESTOR SERVICES LLC, as Rights Agent

RIGHTS AGREEMENT

Dated as of August 25, 2011

TABLE OF CONTENTS

RIGHTS AGREEMENT

Rights Agreement, dated as of August 25, 2011 ("Agreement"), between PharMerica Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agent").

The Board of Directors of the Company has adopted resolutions creating a series of preferred stock designated as "Series A Junior Participating Preferred Stock" and authorized and declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock (as hereinafter defined) outstanding as of the Close of Business (as defined below) on September 6, 2011 (the "Record Date"), each Right initially representing the right to purchase one one-thousandth (subject to adjustment) of a share of Preferred Stock (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each share of Common Stock that shall become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are hereinafter defined); provided, however, that Rights may be issued with respect to shares of Common Stock that shall become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meaning indicated:

(a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as such term is hereinafter defined); provided, however, that

(i) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" became the Beneficial Owner of a number of shares of Common Stock such that the Person would otherwise qualify as an "Acquiring Person" inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned that number of shares of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement unless and until such Person shall have failed to divest itself, as soon as practicable (as determined, in good faith, by the Board of Directors of the Company), of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer otherwise qualify as an "Acquiring Person";

(ii) if, as of the date hereof or prior to the first public announcement of the adoption of this Agreement, any Person is or becomes the Beneficial Owner of 15% or more of the shares of Common Stock outstanding, such Person shall not be deemed to be or to become an "Acquiring Person" unless and until such time as such Person shall, after the first public announcement of the adoption of this Agreement, become the Beneficial Owner of additional shares of Common Stock representing 1% or more of the shares of Common Stock then outstanding (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding;

(iii) no Person shall become an "Acquiring Person" solely as a result of any unilateral grant of any security by the Company or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees;

(iv) no Person shall become an "Acquiring Person" as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportion of the shares of Common Stock beneficially owned by such Person to 15% or more of the Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company and shall thereafter become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an "Acquiring Person" unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 15% or more of the shares of Common Stock then outstanding; and

(v) no Person shall become an "Acquiring Person" as the result of the acquisition of Beneficial Ownership of shares of Common Stock from an individual who, on the later of the date hereof or the first public announcement of this Agreement, is the Beneficial Owner of 15% or more of the Common Stock then outstanding if such shares of Common Stock are received by such Person upon such individual's death pursuant to such individual's will or pursuant to a charitable trust created by such individual for estate planning purposes.

For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date hereof.

(b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

(c) A Person shall be deemed the "Beneficial Owner" of, shall be deemed to have "Beneficial Ownership" of and shall be deemed to "beneficially own" any securities:

(i) which such Person or any of such Person's Affiliates or Associates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act as in effect on the date hereof;

(ii) which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (w) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, (x) securities which such Person has a right to acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person, (y) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) or Section 22 hereof ("Original Rights") or pursuant to Section 11(i) or Section 11(n) with respect to an adjustment to Original Rights, or (z) securities which such Person or any of such Person's Affiliates or Associates may acquire, does or do acquire or may be deemed to have the right to acquire, pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of such Person's Affiliates or Associates) if such agreement has been approved by the Board of Directors prior to such Person's becoming an Acquiring Person; or (B) the right to vote pursuant to any agreement, arrangement or understanding; provided, further, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security by reason of such agreement, arrangement or understanding if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii) which are beneficially owned, directly or indirectly, by any other Person and with respect to which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(c)(ii)(B)) or disposing of such securities of the Company.

provided, however, that no Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person's status or authority as such, to be the "Beneficial Owner" of, to have "Beneficial Ownership" of or to "beneficially own" any securities that are "beneficially owned" (as defined in this Section l(c)), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person.

(d) "Book Entry" shall mean an uncertificated book entry for the Common Stock.

(e) "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York, the State of New Jersey or the city in which the principal office of the Rights Agent is located are authorized or obligated by law or executive order to close.

(f) "Certificate of Incorporation" shall mean the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on October 23, 2006, as the same may be amended and restated from time to time.

(g) "Close of Business" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(h) "Common Stock" when used with reference to the Company shall mean the Common Stock, presently par value $0.01 per share of the Company. "Common Stock" when used with reference to any Person other than the Company shall mean the common stock (or, in the case of any entity other than a corporation, the equivalent equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(i) "Common Stock Equivalents" shall have the meaning set forth in Section 11(a)(iii) hereof.

(j) "Current Value" shall have the meaning set forth in Section 11(a)(iii) hereof.

(k) "Distribution Date" shall have the meaning set forth in Section 3 hereof.

(l) "Equivalent Preferred Shares" shall have the meaning set forth in Section 11(b) hereof.

(m) "Exempt Person" shall mean the Company or any Subsidiary (as such term is hereinafter defined) of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or of any

Subsidiary of the Company, or any entity or trustee holding (or acting in a fiduciary capacity in respect of) Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company.

(n) "Exchange Ratio" shall have the meaning set forth in Section 24 hereof.

(o) "Expiration Date" shall have the meaning set forth in Section 7 hereof.

(p) "Final Expiration Date" shall have the meaning set forth in Section 7 hereof.

(q) "Flip-In Event" shall have the meaning set forth in Section 11(a)(ii) hereof.

(r) "NASDAQ" shall mean The Nasdaq Stock Market.

(s) "New York Stock Exchange" shall mean the New York Stock Exchange, Inc.

(t) "Person" shall mean any individual, firm, corporation, partnership, limited liability company, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

(u) "Preferred Stock" shall mean the Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designation attached to this Agreement as Exhibit A.

(v) "Principal Party" shall have the meaning set forth in Section 13(b) hereof.

(w) "Purchase Price" shall have the meaning set forth in Section 7(b) hereof.

(x) "Record Date" shall have the meaning set forth in the recitals hereto.

(y) "Redemption Date" shall have the meaning set forth in Section 7 hereof.

(z) "Redemption Price" shall have the meaning set forth in Section 23 hereof.

(aa) "Right" shall have the meaning set forth in the recitals hereto.

(bb) "Right Certificate" shall have the meaning set forth in Section 3 hereof.

(cc) "Securities Act" shall mean the Securities Act of 1933, as amended.

(dd) "Section 11(a)(ii) Trigger Date" shall have the meaning set forth in Section 11(a)(iii) hereof.

(ee) "Spread" shall have the meaning set forth in Section 11(a)(iii) hereof.

(ff) "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such, or such earlier date as a majority of the Board of Directors of the Company shall become aware of the existence of an Acquiring Person.

(gg) "Subsidiary" of any Person shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power sufficient to elect a majority of the board of directors or other persons performing similar functions are beneficially owned, directly or indirectly, by such Person, and any corporation or other entity that is otherwise controlled by such Person.

(hh) "Substitution Period" shall have the meaning set forth in Section 11(a)(iii) hereof.

(ii) "Summary of Rights" shall have the meaning set forth in Section 3 hereof.

(jj) "Trading Day" shall have the meaning set forth in Section 11(d)(i) hereof.

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable. The Rights Agent shall have no duty to supervise, and in no event shall be liable for, the acts or omissions of any such co-Rights Agent.

Section 3. Issue of Right Certificates.

(a) Until the Close of Business on the earlier of (i) the tenth Business Day after the Stock Acquisition Date or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intention of such Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person (other than an Exempt Person) having beneficial ownership or becoming the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding (the earlier of such dates being herein referred to as the "Distribution Date", provided, however, that if either of such dates occurs after the date of this Agreement and on or prior to the Record Date, then the Distribution Date shall be the Record Date), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates representing the Common Stock registered in the names of the holders thereof (or by Book Entry shares in respect of such Common Stock) and not by separate Right Certificates, (y) the registered holders of Common Stock shall also be the registered holders of the Rights issued with respect thereto and (z) the Rights will be transferable by, and only in connection with, the transfer of Common Stock. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign and the Company will send or cause to be sent (and the Rights Agent will, if requested and provided with all necessary information and documents, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Stock as of the Close of Business on the Distribution Date (other than any Acquiring Person or any Associate or Affiliate of an Acquiring Person), at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Stock, a Right Certificate, in substantially the form of Exhibit B hereto (a “Right Certificate”), evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock so held. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates, and the Rights will be transferable only separately from the transfer of Common Stock. The Company shall promptly notify the Rights Agent in writing upon the occurrence of the Distribution Date and/or the Expiration Date and, if such notification is given orally, the Company shall confirm same in writing on or prior to the Business Day next following. Until such written notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that neither the Distribution Date nor the Expiration Date has occurred.

(b) On the Record Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights to Purchase Shares of Preferred Stock, in substantially the form of Exhibit C hereto (the “Summary of Rights”), by first-class, postage-prepaid mail, to each record holder of Common Stock as of the Close of Business on the Record Date (other than any Acquiring Person or any Associate or Affiliate of any Acquiring Person), at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Stock. With respect to certificates representing Common Stock (or Book Entry shares of Common Stock) outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof (or such Book Entry shares) together with the Summary of Rights. Until the Distribution Date (or, if earlier, the Expiration Date), the surrender for transfer of any certificate representing Common Stock (or any Book Entry shares of Common Stock) outstanding on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby.

(c) Rights shall be issued in respect of all shares of Common Stock issued or disposed of after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date but prior to the Expiration Date. Certificates issued for Common Stock after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date but prior to the Expiration Date, shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

> This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between PharMerica Corporation (the "Company") and Mellon Investor Services LLC, as Rights Agent, dated as of August 25, 2011, and as amended from time to time (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights owned by or transferred to any Person who is or becomes an Acquiring Person (as defined in the Rights Agreement) and certain transferees thereof will become null and void and will no longer be transferable.

With respect to any Book Entry shares of Common Stock, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law. With respect to such certificates containing the foregoing legend, or any notice of the foregoing legend delivered to holders of Book Entry shares, until the Distribution Date the Rights associated with the Common Stock represented by such certificates or Book Entry shares shall be evidenced by such certificates or Book Entry shares alone, and the surrender for transfer of any such certificate or Book Entry share, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby. In the event that the Company purchases or otherwise acquires any Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Stock which are no longer outstanding.

Notwithstanding this paragraph (c), neither the omission of a legend nor the failure to deliver the notice of such legend required hereby shall affect the enforceability of any part of this Agreement or the rights of any holder of the Rights.

Section 4. Form of Right Certificates. The Right Certificates (and the forms of election to purchase shares and of assignment to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or interdealer quotation system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the provisions of this Agreement, the Right Certificates shall entitle the holders thereof to purchase such number of one one-thousandths of a share of Preferred Stock as shall be set forth therein at the Purchase Price, but the number of such one one-thousandths of a share of Preferred Stock and the Purchase Price shall be subject to adjustment as provided herein.

Section 5. Countersignature and Registration.

(a) The Right Certificates shall be executed on behalf of the Company by the President of the Company, either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof and shall be attested by the Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be either manually or by facsimile signature countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such Person was not such an officer.

(b) Following the Distribution Date, receipt by the Rights Agent of notice to that effect and all other relevant information and documents referred to in Section 3(a), the Rights Agent will keep or cause to be kept, at an office or agency designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.

(a) Subject to the provisions of this Agreement, at any time after the Close of Business on the Distribution Date and prior to the Close of Business on the Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become null and void pursuant to Section 11(a)(ii) hereof or that have been exchanged pursuant to Section 24 hereof) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder thereof to purchase a like number of one one-thousandths of a share of Preferred Stock as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the office or agency of the Rights Agent designated for such purpose. The Right Certificates are transferable only on the registry books of the Rights Agent. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate or Certificates until the registered holder thereof shall have (i) completed and signed the certificate contained in the form of assignment set forth on the reverse side of each such Right Certificate, (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby and the Affiliates and Associates of such Beneficial Owner (or former Beneficial Owner) as the Company or the Rights Agent shall reasonably request, and (iii) paid a sum sufficient to cover any tax or charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates as required by Section 9(e) hereof. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested, registered in such name or names as may be designated by the surrendering registered holder. The Rights Agent shall promptly forward any such sum collected by it to the Company or to such Persons as the Company shall specify by written notice. The Rights Agent shall have no duty or obligation under any Section of this Agreement which requires the payment of taxes or charges unless and until it is satisfied that all such taxes and/or charges have been paid.

(b) Subject to the provisions of this Agreement, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights, Purchase Price; Expiration Date of Rights.

(a) Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, and an amount equal to any tax or charge required to be paid under Section 9(e) hereof, by certified check, cashier's check, bank draft or money order payable to the order of the Company, at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) the Close of Business on August 25, 2021 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Sections 1(c)(ii)(A)(z) and 13(f) at which time the Rights are terminated, (iv) the time at which such Rights are exchanged as provided in Section 24 hereof, or (v) the final adjournment of the Company's 2012 annual meeting of stockholders if stockholder approval of this Agreement has not been received prior to such time. Except for those provisions herein which expressly survive the termination of this Agreement, this Agreement shall terminate at such time as the Rights are no longer exercisable hereunder.

(b) The Purchase Price shall be initially $45.00 for each one one-thousandth of a share of Preferred Stock purchasable upon the exercise of a Right. The Purchase Price and the number of one one-thousandths of a share of Preferred Stock or other securities or property to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) of this Section 7.

(c) Except as otherwise provided herein, upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase properly completed and duly executed, accompanied by payment of the aggregate Purchase Price for the shares of Preferred Stock or other securities to be purchased and an amount equal to any applicable tax or charge required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof, by certified check, cashier's check, bank draft or money order payable to the order of the Company, subject to Section 20(j) hereof, the Rights Agent shall thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Stock, or make available if the Rights Agent is the transfer agent for the Preferred Stock, certificates for the number of shares of Preferred Stock to be purchased, and the Company hereby irrevocably authorizes each such transfer agent to comply with all such requests, or (B) requisition from the depositary agent appointed by the Company depositary receipts representing interests in such number of one one-thousandths of a share of Preferred Stock as are to be purchased (in which case certificates for the Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent), and the Company hereby directs each such depositary agent to comply with such request, (ii) when necessary to comply with this Rights Agreement, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when necessary to comply with this Rights Agreement, after receipt, promptly deliver such cash to or upon the order of the registered holder of such Right Certificate.

(d) Except as otherwise provided herein, in case the registered holder of any Right Certificate shall exercise less than all of the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the exercisable Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights or other securities upon the occurrence of any purported transfer or exercise of Rights pursuant to Section 6 hereof or this Section 7 unless such registered holder shall have (i) properly completed and duly executed the certificate contained in the form of assignment or form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such transfer or exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby and of the Affiliates and Associates of such Beneficial Owner (or former Beneficial Owner) as the Company or the Rights Agent shall reasonably request.

Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Right Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9. Availability of Shares of Preferred Stock.

(a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock or any shares of Preferred Stock held in its treasury, the number of shares of Preferred Stock that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with this Agreement, and will take all such action as may be necessary to ensure that all Preferred Stock delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Stock (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

(b) So long as the shares of Preferred Stock and other securities issuable and deliverable upon the exercise of Rights may be listed or admitted to trading on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares or other securities reserved for such issuance to be listed or admitted to trading on such exchange upon official notice of issuance upon such exercise.

(c) From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary to permit the issuance of shares of Preferred Stock or other securities upon the exercise of Rights, to register and qualify such shares of Preferred Stock or other securities under the Securities Act and any applicable state securities or "Blue Sky" laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Date. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. The Company shall notify the Rights Agent whenever it makes a public announcement pursuant to this Section 9(c) and give the Rights Agent a copy of such announcement. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act shall have been declared effective, unless an exemption therefrom is available.

(d) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all shares of Preferred Stock or other securities delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Purchase Price and compliance with all other applicable provisions of this Agreement), be duly and validly authorized and issued and fully paid and nonassessable shares.

(e) The Company further covenants and agrees that it will pay when due and payable any and all taxes and charges that may be payable in respect of the issuance or delivery of the Right Certificates or of any shares of Preferred Stock or other securities upon the exercise of Rights. The Company shall not, however, be required to pay any tax or charge that may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Stock or other securities in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates or depositary receipts for Preferred Stock upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's or the Rights Agent's satisfaction that no such tax or charge is due.

Section 10. Preferred Stock Record Date. Each Person in whose name any certificate for Preferred Stock is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable taxes or charges) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Stock for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number and Kind of Shares and Number of Rights. The Purchase Price, the number of shares of Preferred Stock or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare and pay a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares of Preferred Stock or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the number and kind of shares of capital stock issuable upon exercise of a Right as of the record date for such dividend or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, the holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

(ii) Subject to Section 24 of this Agreement, in the event any Person becomes an Acquiring Person (the first occurrence of such event being referred to hereinafter as the "Flip-In Event"), then (A) the Purchase Price shall be adjusted to be the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event, whether or not such Right was then exercisable, and (B) each holder of a Right, except as otherwise provided in this Section 11(a)(ii) and Section 11(a)(iii) hereof, shall thereafter have the right to receive, upon exercise thereof at a price equal to the Purchase Price (as so adjusted), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by dividing the Purchase Price (as so adjusted) by 50% of the current per share market price of the Common Stock (determined pursuant to Section 11(d) hereof) on the date of such Flip-In Event; provided, however, that the Purchase Price (as so adjusted) and the number of shares of Common Stock so receivable upon exercise of a Right shall, following the Flip-In Event, be subject to further adjustment as appropriate in accordance with Section 11(f) hereof. Notwithstanding anything in this Agreement to the contrary, however, from and after the Flip-In Event, any Rights that are beneficially owned by (x) any Acquiring Person (or any Affiliate or Associate of any Acquiring Person), (y) a transferee of any Acquiring Person (or any such Affiliate or Associate) who becomes a transferee after the Flip-In Event or (z) a transferee of any Acquiring Person (or any such Affiliate or Associate) who became a transferee prior to or concurrently with the Flip-In Event pursuant to either (I) a transfer from the Acquiring Person to holders of its equity securities or to any Person with whom it has any continuing agreement, arrangement or understanding regarding the transferred Rights or (II) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has the purpose or effect of avoiding the provisions of this paragraph, and subsequent transferees of such Persons, shall be void without any further action and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights under any provision of this Agreement. The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder. From and after the Flip-In Event, no Right Certificate shall be issued pursuant to Section 3 or Section 6 hereof that represents Rights that are or have become null and void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph shall be canceled. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exercised pursuant to this Section 11(a)(ii) shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11(a)(ii). The Company shall give the Rights Agent written notice of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing, and the Rights Agent may rely on such notice in carrying out its duties under this Agreement and shall be deemed not to have any knowledge of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing, unless and until it shall have received such written notice.

(iii) The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with the foregoing subparagraph (ii) a number of shares of Preferred Stock or fraction thereof such that the current per share market price of one share of Preferred Stock multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Board of Directors of the Company shall, with respect to such deficiency, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the "Spread") of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) (the "Current Value") over (2) the Purchase Price (as adjusted in accordance with the foregoing subparagraph (ii)), and (B) with respect to each Right (other than Rights which have become null and void pursuant to the foregoing subparagraph (ii)), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the foregoing subparagraph (ii) upon exercise of the Right and payment of the Purchase Price (as adjusted in accordance therewith), (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock are deemed in good faith by the Board of Directors of the Company to have substantially the same value as the shares of Common Stock (such shares of Preferred Stock and shares or fractions of shares of preferred stock are hereinafter referred to as "Common Stock Equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price), where such aggregate value has been determined by the Board of Directors of the Company upon the advice of a nationally recognized investment banking firm selected in good faith by the Board of Directors of the Company; provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event (the date of the Flip-In Event being the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of the Flip-In Event, the Board of Directors of the Company shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board of Directors of the Company so elects, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 11(a)(ii) hereof and the last sentence of this Section 11(a)(iii) hereof, that such action shall apply uniformly to all outstanding Rights and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such second sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement (with prompt written notice thereof to the Rights Agent) stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the per share value of the shares of Common Stock shall be the current per share market price (as determined pursuant to Section 11(d)(i)) on the Section 11(a)(ii) Trigger Date and the per share or fractional value of any "Common Stock Equivalent" shall be deemed to equal the current per share market price of the Common Stock. The Board of Directors of the Company may, but shall not be required to, establish procedures to allocate the right to receive shares of Common Stock upon the exercise of the Rights among the holders of Rights pursuant to this Section 11(a)(iii).

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Stock (or shares having the same rights, privileges and preferences as the Preferred Stock ("Equivalent Preferred Shares")) or securities convertible into Preferred Stock or Equivalent Preferred Shares at a price per share of Preferred Stock or Equivalent Preferred Shares (or having a conversion price per share, if a security is convertible into shares of Preferred Stock or Equivalent Preferred Shares) less than the then current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of shares of Preferred Stock and Equivalent Preferred Shares which the aggregate offering price of the total number of shares of Preferred Stock and/or Equivalent Preferred Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of additional shares of Preferred Stock and/or Equivalent Preferred Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a written statement filed with the Rights Agent. Shares of Preferred Stock and Equivalent Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Stock (including without limitation any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Stock) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company whose determination shall be described in a written statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Preferred Stock, and the denominator of which shall be such current per share market price (determined pursuant to Section 11(d) hereof) of the Preferred Stock; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d) (i) Except as otherwise provided herein, for the purpose of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to but not including such date; provided, however, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such Security, or (B) any subdivision, combination or reclassification of such Security, and prior to but not including the expiration of 30 Trading Days after but not including the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported by the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or NASDAQ or, if the Security is not listed or admitted to trading on the New York Stock Exchange or NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed on a national securities exchange, the last quoted price or, if not so quoted, the average of the high and low asked prices in the over-the-counter market as reported by any system then in use, or, if not so quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected in good faith by the Board of Directors of the Company. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

(ii) For the purpose of any computation hereunder, if the Preferred Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Stock is not publicly traded but the Common Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be conclusively deemed to be the current per share market price of the Common Stock as determined pursuant to Section 11(d)(i) multiplied by the then applicable Adjustment Number (as defined in and determined in accordance with the Certificate of Designation for the Preferred Stock). If neither the Common Stock nor the Preferred Stock is publicly traded, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a written statement filed with the Rights Agent.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one hundred-thousandth of a share of Preferred Stock or one-hundredth of a share of Common Stock or other share or security as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which would require such adjustment but for this Section 11(e) or (ii) the Expiration Date.

(f) If as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than the Preferred Stock, thereafter the Purchase Price and the number of such other shares so receivable upon exercise of a Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), 11(b), 11(c), 11(e), 11(h), 11(i) and 11(m) hereof, as applicable, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and 11(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandths of a share of Preferred Stock (calculated to the nearest one hundred-thousandth of a share of Preferred Stock) obtained by (i) multiplying (x) the number of one one-thousandths of a share purchasable upon the exercise of a Right immediately prior to such adjustment by (y) the Purchase Price in effect immediately prior to such adjustment and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price pursuant to Sections 11(b) or 11(c) hereof to adjust the number of Rights, in substitution for any adjustment in the number of one one-thousandths of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one-hundredth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement (with prompt written notice thereof to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. Such record date may be the date on which the Purchase

Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and delivered by the Company, and countersigned and delivered by the Rights Agent, in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandths of a share of Preferred Stock issuable upon the exercise of a Right, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-thousandths of a share of Preferred Stock which were expressed in the initial Right Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the fraction of Preferred Stock or other shares of capital stock issuable upon exercise of a Right, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Preferred Stock or other such shares at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer (with prompt written notice thereof to the Rights Agent) until the occurrence of such event issuing to the holder of any Right exercised after such record date the Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such adjustments in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Stock, issuance wholly for cash of any shares of Preferred Stock at less than the current market price, issuance wholly for cash of Preferred Stock or securities which by their terms are convertible into or exchangeable for Preferred Stock, dividends on Preferred Stock payable in shares of Preferred Stock or issuance of rights, options or warrants referred to hereinabove in Section 11(b), hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(n) Anything in this Agreement to the contrary notwithstanding, in the event that at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare and pay any dividend on the Common Stock payable in Common Stock, or (ii) effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in Common Stock) into a greater or lesser number of shares of Common Stock, then, in each such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

(o) The Company agrees that, after the earlier of the Distribution Date or the Stock Acquisition Date, it will not, except as permitted by Sections 23, 24 or 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or eliminate the benefits intended to be afforded by the Rights.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made or any event affecting the Rights or their exercisability (including without limitation an event which causes Rights to become null and void) occurs as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment or describing such event, and a brief, reasonably detailed statement of the facts, computations and methodology accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Stock and the Preferred Stock a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof (if so required under Section 25 hereof). The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any such adjustment or any such event unless and until it shall have received such a certificate.

Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

(a) In the event, directly or indirectly, at any time after the Flip-In Event (i) the Company shall consolidate with or shall merge into any other Person, (ii) any Person shall merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person (or of the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person (other than the Company or one or more wholly-owned Subsidiaries of the Company), then upon the first occurrence of such event, proper provision shall be made so that: (A) each holder of a Right (other than Rights which have become null and void pursuant to Section 11(a)(ii) hereof) shall thereafter have the right to receive, upon the exercise thereof at the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock or Common Stock of the Company, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Common Stock of the Principal Party (as such term is hereinafter defined), not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall equal the result obtained by dividing the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) by 50% of the current per share market price of the Common Stock of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; provided, however, that the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(f) hereof to reflect any events occurring in respect of the Common Stock of such Principal Party after the occurrence of such consolidation, merger, sale or transfer; (B) such Principal Party shall thereafter be liable for, and shall have been deemed to assume, by virtue and operation of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (C) the term "Company" shall thereafter be deemed to refer to such Principal Party; and (D) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its shares of Common Stock in accordance with Section 9 hereof) in connection with such consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to the shares of its Common Stock thereafter deliverable upon the exercise of the Rights; provided that, upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13(a), such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13(a), and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property.

(b) "Principal Party" shall mean:

(i) in the case of any transaction described in (i) or (ii) of the first sentence of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which the shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer the shares of Common Stock of which have the greatest aggregate market value of shares outstanding, or (B) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the shares of Common Stock of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation; and

(ii) in the case of any transaction described in (iii) of the first sentence of Section 13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding;

provided, however, that in any such case described in the foregoing clause (b)(i) or (b)(ii), if the Common Stock of such Person is not at such time or has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, the term "Principal Party" shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stock of all of which is and has been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c) The Company shall not consummate any consolidation, merger, sale or transfer referred to in Section 13(a) hereof unless prior thereto the Company and the Principal Party involved therein shall have executed and delivered to the Rights Agent an agreement confirming that the requirements of Sections 13(a) and (b) hereof shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer of assets shall not result in a default by the Principal Party under this Agreement as the same shall have been assumed by the Principal Party pursuant to Sections 13(a) and (b) hereof and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party will:

(i) prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date and similarly comply with applicable state securities laws;

(ii) use its best efforts, if the Common Stock of the Principal Party shall be listed or admitted to trading on the New York Stock Exchange, NASDAQ or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the New York Stock Exchange or such securities exchange, or, if the Common Stock of the Principal Party shall not be listed or admitted to trading on the New York Stock Exchange, NASDAQ or a national securities exchange, to cause the Rights and the securities receivable upon exercise of the Rights to be authorized for quotation on any other system then in use;

(iii) deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iv) obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

(d) In case the Principal Party has a provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Stock or Common Stock Equivalents of such Principal Party at less than the then current market price per share thereof (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Stock or Common Stock Equivalents of such Principal Party at less than such then current market price, or (ii) providing for any special payment, tax or similar provision in connection with the issuance of the Common Stock of such Principal Party pursuant to the provisions of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

(e) The Company covenants and agrees that it shall not, at any time after the Flip-In Event, enter into any transaction of the type described in clauses (i) through (iii) of Section 13(a) hereof if (i) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13(b) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or (iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.

(f) Notwithstanding anything contained herein to the contrary, in the event of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement between the Company and any Person (or one or more of such Person's Affiliates or Associates), which agreement has been approved by the Board of Directors prior to any Person becoming an Acquiring Person, except for those provisions herein which expressly survive the termination of this Agreement, this Agreement and the rights of holders of Rights hereunder shall be terminated in accordance with Section 7(a).

Section 14. Fractional Rights and Fractional Shares.

(a) The Company shall not be required to issue fractions of Rights (except prior to the Distribution Date in accordance with Section 11(n) hereof) or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or NASDAQ or, if the Rights are not listed or admitted to trading on the New York Stock Exchange or NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by any system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used.

(b) The Company shall not be required to issue fractions of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) upon the exercise or exchange of Rights. Interests in fractions of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Stock represented by such depositary receipts. In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised or exchanged as herein provided an amount in cash equal to the same fraction of the current market value of a whole share of Preferred Stock (as determined in accordance with Section 14(a) hereof) for the Trading Day immediately prior to the date of such exercise or exchange.

(c) The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock upon the exercise or exchange of Rights. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock. For purposes of this Section 14(c), the current market value of one share of Common Stock for which a Right is exercisable shall be deemed to be the closing price of one share of Common Stock (as determined in accordance with Section 11(d)(i) hereof), for the Trading Day immediately prior to the date of such exercise.

(d) The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise or exchange of a Right (except as provided above).

(e) Whenever a payment for fractional Rights or fractional shares or other securities is to be made by the Rights Agent, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of any payment for fractional Rights or fractional shares or other securities under any Section of this Agreement relating to the payment of fractional Rights or fractional shares or other securities unless and until the Rights Agent shall have received such a certificate and sufficient monies.

Section 15. Rights of Action. (a) All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 and Section 20 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), on his own behalf and for his own benefit, may enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate (or, prior to the Distribution Date, such Common Stock) in the manner provided therein and in this Agreement. Without limiting the foregoing or any remedies available to the holders of

Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company must use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.

Section 16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Stock;

(b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office or agency of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer; and

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Stock certificate (or Book Entry shares in respect of such Common Stock)) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Stock certificate (or notices provided to holders of Book Entry shares of such Common Stock) made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to Section 7(e) hereof, shall be affected by any notice to the contrary.

Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise or exchange of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in this Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Right Certificate shall have been exercised or exchanged in accordance with the provisions hereof.

Section 18. Concerning the Rights Agent.

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and disbursements and other disbursements incurred in the preparation, negotiation, delivery, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel), incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (each as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction), for any action taken, suffered or omitted by the Rights Agent in connection with the acceptance, administration, exercise and performance of its duties under this Agreement. The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company. The provisions of this Section 18 and Section 20 below shall survive the termination of this Agreement, the exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent.

(b) The Rights Agent shall be authorized and protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in reliance upon any Right Certificate or certificate for the Preferred Stock or Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice.

Section 19. Merger or Consolidation or Change of Name of Rights Agent.

(a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the

Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly imposed by this Agreement (and no implied duties or obligations) upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted by it in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including without limitation, the identity of an Acquiring Person and the determination of the current per share market price of any security) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the President and the Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company and any other Person only for its own gross negligence, bad faith or willful misconduct (each as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage. Any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11(a)(ii) hereof) or any change or adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Sections 3, 11, 13, 23 or 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12, describing such change or adjustment, upon which the Rights Agent may rely); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Stock or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any shares of Preferred Stock or other securities will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f) The Company will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person reasonably believed by the Rights Agent to be one of the President or the Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Rights Agent and the Rights Agent shall not be liable for or in respect of any action taken, suffered or omitted to be taken by it in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received by any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken, suffered or omitted to be taken by the Rights Agent under this Agreement and the date on and/or after which such action shall be taken or suffered by or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken, suffered or omitted to be taken.

(h) The Rights Agent and any stockholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though the Rights Agent were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, officer or employee from acting in any other capacity for the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its directors, officers and employees) or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct in the selection and continued employment thereof (each as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction).

(j) If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or an Affiliate or Associate thereof) or a transferee thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

(k) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or the laws of any state of the United States or the District of Columbia, in good standing, which is authorized under such laws to exercise stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (b) an Affiliate of such a Person. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock or Preferred Stock, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such forms as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Stock following the Distribution Date and prior to the Expiration Date, the Company may with respect to shares of Common Stock so issued or sold (i) pursuant to the exercise of stock options, (ii) under any employee plan or arrangement, (iii) upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company or (iv) pursuant to a contractual obligation of the Company, in each case existing prior to the Distribution Date, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale.

Section 23. Redemption.

(a) The Board of Directors of the Company may, at any time prior to the Flip-In Event, redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock after the date hereof (the redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. The Redemption Price shall be payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine.

(b) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to paragraph (a) of this Section 23 (or at such later time as the Board of Directors of the Company may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption (with prompt written notice thereof to the Rights Agent); provided, however, that the failure to give, or any defect in, any such notice shall not affect the legality or validity of such redemption. Within 10 days after such action of the Board of Directors of the Company ordering the redemption of the Rights (or such later time as the Board of Directors of the Company may establish for the effectiveness of such redemption), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made.

Section 24. Exchange.

(a) The Board of Directors of the Company may, at its option, at any time after the Flip-In Event, exchange all or part of the then outstanding Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock, after the date hereof (such amount per Right being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after an Acquiring Person shall have become the Beneficial Owner of 50% or more of the shares of the Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24(a). The exchange of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Prior to effecting an exchange pursuant to this Section 24, the Board of Directors may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board of Directors shall then approve (the "Trust Agreement"). If the Board of Directors so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the "Trust") all of the shares of Common Stock issuable pursuant to the exchange, and all Persons entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(b) Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange (with prompt written notice thereof to the Rights Agent); provided, however, that the failure to give, or any defect in, such notice shall not affect the legality or validity of such exchange. The Company shall promptly mail a notice of any such exchange to all of the holders of the Rights so exchanged at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c) The Company may at its option substitute, and, in the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit an exchange of Rights for Common Stock as contemplated in accordance with this Section 24, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, a number of shares of Preferred Stock or fraction thereof (or Equivalent Preferred Shares, as such term is defined in Section 11(b)) such that the current per share market price (determined pursuant to Section 11(d) hereof) of one share of Preferred Stock (or Equivalent Preferred Share) multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11(d) hereof) as of the date of such exchange.

Section 25. Notice of Certain Events.

(a) In case the Company shall at any time after the earlier of the Distribution Date or the Stock Acquisition Date propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Stock or to make any other distribution to the holders of its Preferred Stock (other than a regular quarterly cash dividend), (ii) to offer to the holders of its Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision or combination of outstanding Preferred Stock), (iv) to effect the liquidation, dissolution or winding up of the Company, or (v) to pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock), then, in each such case, the Company shall give to the Rights Agent and each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such dividend or distribution or offering of rights or warrants, or the date on which such liquidation, dissolution, winding up, reclassification, subdivision, combination or consolidation is to take place and the date of participation therein by the holders of the Common Stock and/or Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Stock for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Stock and/or Preferred Stock, whichever shall be the earlier.

(b) In case any event described in Section 11(a)(ii) or Section 13 shall occur then the Company shall as soon as practicable thereafter give to the Rights Agent and to each holder of a Right Certificate (or if occurring prior to the Distribution Date, the holders of the Common Stock) in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) and Section 13 hereof.

Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

PharMerica Corporation
1901 Campus Place
Louisville, KY 40299
Attention: Thomas A. Caneris, Senior Vice President and General Counsel

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
Attention: Cassandra D. Shedd

with a copy to:

Mellon Investor Services LLC
480 Washington Boulevard

Jersey City, NJ 07310
Attention: Legal Department
Facsimile: (201) 680-4610

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments. Subject to this Section 27, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of the Rights. At any time when the Rights are no longer redeemable, except as provided in this Section 27, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights, provided that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person), (b) cause this Agreement again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which changes the Redemption Price. Upon the delivery of a certificate from the President of the Company, which states that the proposed supplement or amendment complies with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment, provided that any supplement or amendment that does not amend Sections 18, 19, 20 or 21 hereof or this Section 27 in a manner adverse to the Rights Agent shall become effective as to the holders of the Rights and the Company immediately upon execution by the Company, whether or not also executed by the Rights Agent (but shall not be binding upon the Rights Agent until it is executed by it). Notwithstanding anything contained in this Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties, obligations or immunities under this Agreement.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock).

Section 30. Determinations and Actions by the Board of Directors. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise the rights and powers specifically granted to the

Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or to amend or not amend this Agreement). All such actions, calculations, interpretations and determinations that are done or made by the Board of Directors of the Company in good faith shall be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties. The Rights Agent is entitled always to assume the Company's Board of Directors acted in good faith and shall be fully protected and incur no liability in reliance thereon.

Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; and provided further, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

Section 32. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions, regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 34. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 35. Customer Identification Program. The Company acknowledges that the Rights Agent is subject to the customer identification program ("Customer Identification Program") requirements under the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Company. Accordingly, prior to accepting an appointment hereunder, the Rights Agent may request information from the Company that will help the Rights Agent to identify the Company, including without limitation the Company's physical address, tax identification number, organizational documents, certificate of good standing, license to do business, or any other information that the Rights Agent deems necessary. The Company agrees that the Rights Agent cannot accept an appointment hereunder unless and until the Rights Agent verifies the Company's identity in accordance with the Customer Identification Program requirements.

Section 36. Incentive Compensation Program. The Company acknowledges that The Bank of New York Mellon ("BNYM") has adopted an incentive compensation program designed (i) to facilitate clients gaining access to and being provided with explanations about the full range of products and services offered by BNYM and its subsidiaries and (ii) to expand and develop client relationships. This program may lead to the payment of referral fees and/or bonuses to employees of BNYM or its subsidiaries who may have been involved in a referral that resulted in the execution of this Agreement, obtaining products or services covered by this Agreement or obtaining products or services that may be ancillary or supplemental to such products or services. Any such referral fees or bonuses are funded solely out of fees and commissions paid under this Agreement or with respect to such ancillary or supplemental products or services.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

PHAMERICA CORPORATION

By: /s/ Gregory S. Weishar
Name: Gregory S. Weishar
Title: Chief Executive Officer

MELLON INVESTOR SERVICES LLC,
as Rights Agent

By: /S/ Cassandra D. Shedd
Name: Cassandra D. Shedd
Title: Vice President

Exhibit A

FORM OF

CERTIFICATE OF DESIGNATION

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

PHARMERICA CORPORATION

Pursuant to Section 151 of the General Corporation
Law of the State of Delaware

PharMerica Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

That pursuant to the authority vested in the Board of Directors of the Corporation (the "Board of Directors") in accordance with the provisions of the Certificate of Incorporation, as amended, of the said Corporation (the "Certificate of Incorporation"), the said Board of Directors on August 25, 2011 adopted the following resolution creating a series of 175,000 shares of Preferred Stock designated as "Series A Junior Participating Preferred Stock":

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Certificate of Incorporation, a series of Preferred Stock, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

Series A Junior Participating Preferred Stock

1. Designation and Amount. There shall be a series of Preferred Stock that shall be designated as "Series A Junior Participating Preferred Stock," and the number of shares constituting such series shall be 175,000. Such number of shares may be

increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Junior Participating Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the Corporation ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock, in preference to the holders of shares of any class or series of stock of the Corporation ranking junior to the Series A Junior Participating Preferred Stock in respect thereof, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December, in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 or (b) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, par value $0.01 per share, of the Corporation (the "Common Stock"), or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. The "Adjustment Number" shall initially be 1,000. In the event the Corporation shall at any time after August 25, 2011 (i) declare and pay any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date; in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to a number of votes equal to the Adjustment Number on all matters submitted to a vote of the stockholders of the Corporation.

(B) Except as required by law, by Section 3(C) and by Section 10 hereof, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(C) If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Junior Participating Preferred Stock are in default, the number of directors constituting the Board of Directors of the Corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the Corporation, the holders of record of the Series A Junior Participating Preferred Stock, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at said meeting of stockholders (and at each subsequent annual meeting of stockholders), unless all dividends in arrears on the Series A Junior Participating Preferred Stock have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the Corporation, the holders of any Series A Junior Participating Preferred Stock being entitled to cast a number of votes per share of Series A Junior Participating Preferred Stock as is specified in paragraph (A) of this Section 3. Each such additional director shall but shall serve until the next annual meeting of stockholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this Section 3(C). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the provisions of this Section 3(C) may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Junior Participating Preferred Stock at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Junior Participating Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this Section 3(C) shall be in addition to any other voting rights granted to the holders of the Series A Junior Participating Preferred Stock in this Section 3.

4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Junior Participating Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof. All such shares shall upon their retirement become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

6. Liquidation, Dissolution or Winding Up. (A) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount per share (the "Series A Liquidation Preference") equal to the greater of (i) $10.00 plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the Corporation.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series A Junior Participating Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Junior Participating Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

7. Consolidation, Merger, Etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

8. No Redemption. Shares of Series A Junior Participating Preferred Stock shall not be subject to redemption by the Corporation.

9. Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

10. Amendment. At any time that any shares of Series A Junior Participating Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended, by merger, consolidation or otherwise, which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 25 day of August, 2011.

PHARMERICA CORPORATION

By: ______________________________

Name:

Title:

Exhibit B

Form of Right Certificate

Certificate No. R-

NOT EXERCISABLE AFTER AUGUST 25, 2021 OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS OR IF STOCKHOLDERS AT THE 2012 ANNUAL STOCKHOLDERS MEETING OF PHARMERICA CORPORATION DO NOT APPROVE THE RIGHTS AGREEMENT. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $.01 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

RIGHT CERTIFICATE

PHARMERICA CORPORATION

This certifies that or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of August 25, 2011, as the same may be amended from time to time (the "Rights Agreement"), between PharMerica Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., New York City time, on August 25, 2011 at the office or agency of the Rights Agent designated for such purpose, or of its successor as Rights Agent, one one-thousandth of a fully paid non-assessable share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Company at a purchase price of $45.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Rights Certificate (and the number of one one-thousandths of a share of Preferred Stock which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of August 25, 2011, based on the Preferred Stock as constituted at such date. As provided in the Rights Agreement, the Purchase Price, the number of one one-thousandths of a share of Preferred Stock (or other securities or property) which may be purchased upon the exercise of the Rights and the number of Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned office or agency of the Rights Agent. The Company will mail to the holder of this Right Certificate a copy of the Rights Agreement without charge after receipt of a written request therefor.

This Right Certificate, with or without other Right Certificates, upon surrender at the office or agency of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of shares of Preferred Stock as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $.01 per Right or (ii) may be exchanged in whole or in part for shares of the Company's Common Stock, par value $0.01 per share, or shares of Preferred Stock.

No fractional shares of Preferred Stock or Common Stock will be issued upon the exercise or exchange of any Right or Rights evidenced hereby (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Stock or of any other securities of the Company which may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement) or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of , 20 .

PHARMERICA CORPORATION

By:

[Title]

ATTEST:

[Title]

Countersigned:

MELLON INVESTOR SERVICES LLC, as Rights Agent

By

[Title]

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address of transferee)

Rights represented by this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint Attorney, to transfer said Rights on the books of the within-named Company, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

The signature must be guaranteed by a participant in a Medallion Signature Guarantee Program at the "Z" guarantee level. A notary public is not sufficient.

(To be completed)

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by, were not acquired by the undersigned from, and are not being assigned to an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

Signature

Form of Reverse Side of Right Certificate - continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise
Rights represented by the Rights Certificate)

To PHARMERICA CORPORATION:

The undersigned hereby irrevocably elects to exercise Rights represented by this Right Certificate to purchase the shares of Preferred Stock (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares of Preferred Stock (or such other securities) be issued in the name of:

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

(Please print name and address)

Dated:

Signature

(Signature must conform to holder specified on Right Certificate)

Signature Guaranteed:

The signature must be guaranteed by a participant in a Medallion Signature Guarantee Program at the "Z" guarantee level. A notary public is not sufficient.

Form of Reverse Side of Right Certificate - continued

(To be completed)

The undersigned certifies that the Rights evidenced by this Right Certificate are not beneficially owned by, and were not acquired by the undersigned from, an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

Signature

NOTICE

The signature in the Form of Assignment or Form of Election to Purchase, as the case may be, must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, such Assignment or Election to Purchase will not be honored.

Exhibit C

UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

SUMMARY OF RIGHTS TO PURCHASE
SHARES OF PREFERRED STOCK OF
PHARMERICA CORPORATION

On August 25, 2011, the Board of Directors of PharMerica Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The dividend is payable on September 6, 2011 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at a price of $45.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 25, 2011, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with this Summary of Rights.

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the

Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on August 25, 2021 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below; provided, however, the Rights will expire immediately at the final adjournment of the Company's 2012 annual meeting of stockholders if stockholder approval of the Rights Agreement has not been received prior to such time.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Form 8-K dated August 25, 2011. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

Exhibit D: Certificate of Elimination

EX-3.1 2 d328249dex31.htm CERTIFICATE OF ELIMINATION FOR PHARMERICA CORPORATION

Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF THE
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
PHARMERICA CORPORATION

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

PharMerica Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Company"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of one hundred seventy-five thousand (175,000) shares of Series A Junior Participating Preferred Stock of the Company (the "Preferred Stock") and established the designation and the voting and other powers, preferences and relative, participating and other rights of the shares and the qualifications, limitations or restrictions thereof, and, on August 25, 2011, filed a Certificate of Designation with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

3. That the Board of Directors of the Company has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Company and by a Certificate of Designation (the "Certificate of Designation") filed in the office of the Secretary of State of the State of Delaware on August 25, 2011, the Company authorized the issuance of a series of one hundred seventy-five thousand (175,000) shares of Series A Junior Participating Preferred Stock of the Company (the "Preferred Stock") and established the designation and the voting and other powers, preferences and relative, participating and other rights of the shares and the qualifications, limitations or restrictions thereof; and

WHEREAS, no shares of the Preferred Stock have been issued by the Company; and

WHEREAS, as of the date hereof, no shares of such Preferred Stock are outstanding and no shares of such Preferred Stock will be issued subject to said Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designation with respect to such Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

NOW, THEREFORE, BE IT AND IT HEREBY IS

RESOLVED, that all matters set forth in the Certificate of Designation with respect to such Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company; and it is further

RESOLVED, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to such Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

4. That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

IN WITNESS WHEREOF, PharMerica Corporation has caused this Certificate to be executed by its duly authorized officer this 28th day of March, 2012.

PHARMERICA CORPORATION

By: /s/ Gregory S. Weishar
Name: Gregory S. Weishar
Title: Chief Executive Officer

EX-4.1 3 d328249dex41.htm AMENDMENT NO. 1 TO RIGHTS AGREEMENT, DATED AS OF MARCH 28, 2012

Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (this "Amendment"), dated as of March 28, 2012, between PharMerica Corporation, a Delaware corporation (the "Company"), and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), a New Jersey limited liability company, as Rights Agent (the "Rights Agent"), amends the Rights Agreement, dated as of August 25, 2011, between the Company and the Rights Agent (the "Rights Agreement"); all capitalized terms not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

WHEREAS, the Board of Directors of the Company has determined that it is desirable to amend the Rights Agreement as set forth herein;

WHEREAS, subject to certain limited exceptions, Section 27 of the Rights Agreement provides that the Company may in its sole and absolute discretion from time to time supplement and amend the Rights Agreement without the approval of any holders of the Rights;

WHEREAS, this Amendment is permitted by Section 27 of the Rights Agreement; and

WHEREAS, pursuant to Section 27, the Company hereby directs that the Rights Agreement shall be amended as set forth in this Amendment.

NOW THEREFORE, in consideration of the foregoing premises and mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent hereby agree as follows:

Section 1. Amendment to Section 7(a). Section 7(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

> "(a) Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, and an amount equal to any tax or charge required to be paid under Section 9(e) hereof, by certified check, cashier's check, bank draft or money order payable to the order of the Company, at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) the Close of

Business on March 28, 2012 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the closing of any merger or other 1(c)(ii)(A)(z) and 13(f) at which time the Rights are terminated, (iv) the time at which such Rights are exchanged as provided in Section 24 hereof, or (v) the final adjournment of the Company's 2012 annual meeting of stockholders if stockholder approval of this Agreement has not been received prior to such time. Except for those provisions herein that expressly survive the termination of this Agreement, this Agreement shall terminate at such time as the Rights are no longer exercisable hereunder."

Section 2. Amendment to Section 27. Section 27 of the Rights Agreement is hereby amended to read in its entirety as follows:

"Section 27. Supplements and Amendments. Subject to this Section 27, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of the Rights. At any time when the Rights are no longer redeemable, except as provided in this Section 27, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights, provided that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person), (b) cause this Agreement again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which changes the Redemption Price. Upon the delivery of a certificate from the Chief Executive Officer of the Company, which states that the proposed supplement or amendment complies with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment, provided that any supplement or amendment that does not amend Sections 18, 19, 20 or 21 hereof or this Section 27 in a manner adverse to the Rights Agent shall become effective as to the holders of the Rights and the Company immediately upon execution by the Company, whether or not also executed by the Rights Agent (but shall not be binding upon the Rights Agent until it is executed by it). Notwithstanding anything contained in this Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties, obligations or immunities under this Agreement."

Section 3. Addition of New Section 37. The Rights Agreement is amended by adding a new Section 37 thereof which shall read as follows:

> "Section 37. Termination. Notwithstanding any provision of this Agreement to the contrary, except for those provisions herein that expressly survive the termination of this Agreement, this Agreement shall terminate and shall have no further force or effect as of March 28, 2012 and all Rights established hereunder shall automatically expire at such time."

Section 4. Effective Date; Certification. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. The officer of the Company executing this Amendment, being the Chief Executive Officer of the Company, hereby certifies to the Rights Agent that the amendment to the Rights Agreement set forth in this Amendment is in compliance with Section 27 of the Rights Agreement and the certification contained in this Section 3 shall constitute the certification required by Section 27 of the Rights Agreement.

Section 5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions regarding the rights, obligations, duties and liabilities of the Rights Agent hereunder shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Section 6. Severability. The terms, provisions, covenants or restrictions of this Amendment shall be deemed severable and the invalidity or unenforceability of any term, provision, covenant or restriction shall not affect the validity or enforceability of any other term, provision, covenant or restriction hereof. If any term, provision, covenant or restriction of this Amendment, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable term, provision, covenant or restriction shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable term, provision, covenant or restriction and (b) the remainder of this Amendment and the application of such term, provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such term, provision, covenant or restriction, or the application thereof, in any other jurisdiction; provided further, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

Section 7. Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile, PDF or similar method) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 8. No Modification. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

Section 9. Headings. The headings of the sections of this Amendment have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

PHARMERICA CORPORATION

By: /s/ Gregory S. Wishar
Name: Gregory S. Weishar
Title: Chief Executive Officer

COMPUTERSHARE SHAREOWNER SERVICES LLC,
as Rights Agent

By: /s/ Cassandra Shedd
Name: Cassandra Shedd
Title: Vice President

8-K 1 d328249d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2012

PHARMERICA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-33380	87-0792558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1901 Campus Place
Louisville, Kentucky 40299
(Address of principal executive offices) (Zip Code)

(502) 627-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

" Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

" Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

" Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

" Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Item 3.03 below is incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

Item 3.03 below is incorporated herein by reference.

Item 3.03 Material Modifications to Rights of Securities Holders.

On March 28, 2012, PharMerica Corporation (the "Company") entered into an amendment (the "Amendment") to the Rights Agreement dated August 25, 2011, between the Company and Computer Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as Rights Agent (the "Rights Agreement"). The Amendment amends the final expiration date of the Company's Series A Junior Participating Preferred Stock purchase rights (the "Rights) issued pursuant to the Rights Agreement from August 25, 2021 to March 28, 2012. Accordingly, the Rights expired at the close of business on March 28, 2012, and the Rights Agreement has been terminated and is of no further force and effect. This description is only a summary, and is not complete, and should be read together with the entire Amendment, which has been filed as Exhibit 4.1 to this Form 8-K and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

In connection with the termination of the Rights Agreement referenced in Item 3.03 above, on March 30, 2012, the Company filed a Certificate of Elimination (the "Certificate of Elimination") with the Secretary of State of the State of Delaware to eliminate the Certificate of Designations with respect to the Series A Junior Participating Preferred Stock. The Certificate of Elimination is attached hereto as Exhibit 3.1 and is incorporated herein by reference. The information set forth under Item 3.03 above is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Certificate of Elimination for PharMerica Corporation Series A Junior Participating Preferred Stock.
4.1	Amendment No. 1 to Rights Agreement, dated as of March 28, 2012, between PharMerica Corporation and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMERICA CORPORATION

Date: April 2, 2012

By: /s/ Michael J. Culotta
Micahel J. Culotta
EVP, CFO

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Elimination for PharMerica Corporation Series A Junior Participating Preferred Stock.
4.1	Amendment No. 1 to the Rights Agreement, dated as of March 28, 2012, between PharMerica Corporation and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as Rights Agent.

Exhibit E: Waste Connections Documents

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC., Plaintiff,	)	Civil Action:
v.	)	
JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG, Defendants.	)	

PLAINTIFF'S ORIGINAL COMPLAINT

Plaintiff Waste Connections, Inc. ("WCN") files this complaint for declaratory judgment against Defendants John Chevedden ("Chevedden"), James McRitchie ("McRitchie") and Myra K. Young ("Young"). WCN seeks a judgment declaring that it is permitted to exclude Defendants' shareholder proposal from its proxy statement.[1]

Summary of the Action

1. Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") governs the submission of shareholder proposals for inclusion in a company's proxy statement and the bases on which companies may properly exclude such proposals. *See* 17 C.F.R. § 240.14a-8. Because Defendants' proposal falls within the express grounds on which proposals may be excluded under Rule 14a-8, and because Defendants have not otherwise

[1] As explained in more detail below, Defendant Chevedden has attempted to submit a shareholder proposal purportedly on behalf of Defendants McRitchie and Young. Although WCN herein at times refers to the proposal as "Defendants' proposal" or "their proposal" for convenience, as explained in more detail below neither Defendant McRitchie nor Defendant Young actually expressed support for the proposal at issue. WCN, in using the terms "Defendants' proposal" or "their proposal" for convenience, does not concede otherwise.

complied with Rule 14a-8, the proposal may be excluded from WCN's proxy statement. WCN must draft, finalize and mail to shareholders its proxy statement in advance of its annual meeting scheduled for June 14, 2013. These timing and logistical constraints cause WCN to seek a declaration from this Court as soon as is practicable that the proposal may be excluded from its proxy statement.

Parties

2. Plaintiff WCN is a Delaware corporation, with its principal office and place of business in The Woodlands, Texas.

3. Defendant Chevedden is an individual residing in Redondo Beach, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

4. Defendant McRitchie is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

5. Defendant Young is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Jurisdiction and Venue

6. This Court has federal question jurisdiction over this matter under 28 U.S.C. § 1331. This Court also has diversity jurisdiction over this matter under 28 U.S.C. § 1332 because there is complete diversity between Plaintiff and Defendants. This Court also has jurisdiction over this matter under § 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, because the acts or transactions complained of may be enforced in this district, and

because Defendants have transacted business in this district with respect to the matters at issue in this lawsuit.

7. This Court has the power to grant declaratory relief under 28 U.S.C. § 2201. There is an actual controversy between WCN and Defendants. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, has sought the inclusion of a proposal in WCN's proxy statement for its upcoming annual meeting of stockholders, even though the proposal is properly excluded according to the express text of Rule 14a-8 and Defendants have failed to comply with numerous requirements of the applicable proxy rules, including failing to provide the required proof of ownership that is a prerequisite to including a proposal in a proxy statement.

8. Personal jurisdiction and venue are proper in this district because Defendants directly, intentionally and repeatedly have transacted business in this district that is central to the issues in this lawsuit. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, sent numerous letters and e-mails to WCN in this district seeking to influence how WCN conducts business in this district. Defendant Chevedden, purportedly on behalf of the other Defendants, seeks consideration of a shareholder proposal at WCN's next annual shareholder meeting on June 14, 2013, which will be held in this district. Defendants have therefore sought to influence how WCN conducts its business in this district despite failing to comply with the applicable proxy rules or demonstrating the requisite ownership of WCN shares. A substantial part of the events giving rise to, and at issue in, this lawsuit occurred in this district.

Facts

A. Plaintiff WCN

9. WCN is an integrated waste services company that provides, among other services, solid waste collection, transfer, disposal and recycling service to more than two million residential, commercial, industrial and exploration and production customers through a network of operations in 31 states. WCN's common stock is traded on the New York Stock Exchange.

B. Defendant Chevedden

10. Defendant Chevedden does not appear to own a single share of WCN stock.

11. He does, however, submit more shareholder proposals to U.S. corporations than anyone in history. In one recent 10-year period, for example, Defendant Chevedden accounted for 879 proposals considered by the staff of the U.S. Securities and Exchange Commission ("SEC") in no-action letters, while *everyone else in the world* accounted for 6,958 such proposals. In other words, over the course of a decade, Defendant Chevedden—all by himself—managed to account for more than 11% of the SEC's total no action letters on shareholder proposals. No other shareholder (whether an individual or an institution) even comes close to this volume—or the burden it imposes on the companies required to consider, evaluate and, where appropriate (as here), seek to exclude such shareholder proposals.

12. Despite—or perhaps because of—the sheer volume of Defendant Chevedden's shareholder proposals, he frequently fails to comply with the express requirements for such proposals, as set forth in Rule 14a-8, and, as a result, his proposals are routinely excluded from companies' proxy statements. As one company, Intel Corp., explained to the SEC in excluding one of Defendant Chevedden's proposals: "Mr. Chevedden and his tactics are well-known in

the stockholder proposal community. . . . [W]e are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules." *Intel Corp., SEC No-Action Letter (2004-2011)*, Fed. Sec. L. Rep. (CCH) ¶ 76,074, Letter from R. Mueller to SEC Div. of Corp. Fin. at 3 (Mar. 13, 2009).[2]

13. Defendant Chevedden's current proposal—which he attempts to submit based on the purported ownership of WCN shares by Defendants McRitchie and Young—similarly disregards the SEC's shareholder proposal rules.

C. The Now-Abandoned November 27, 2012 Proposal

14. On November 27, 2012, Defendant Chevedden sent an e-mail to WCN. Attached to that e-mail was a letter dated November 27, 2012, from Defendant McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 ***
> *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(Emphases added.)

---

[2] SEC no-action letters regarding shareholder proposals pursuant to Rule 14a-8 since 2007 are available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.

15. Attached to Defendant McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012], 4* Special Shareholder Meeting Right" (the "November 2012 Proposal"). The November 2012 Proposal sets forth the following proposal: "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareholder meeting."

16. The November 2012 Proposal was quickly abandoned and replaced with another proposal.

D. The New December 6, 2012 Proposal

17. On December 6, 2012, Defendant Chevedden sent another e-mail to WCN. Attached to that e-mail was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). The Revised November 27, 2012 Letter does not reflect a new signature from Defendant McRitchie. Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal through a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012], Proposal 4* -- Elect Each Director Annually" (the "December 2012 Proposal"). The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]."

18. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Accordingly, by submitting the

December 2012 Proposal, Defendant Chevedden abandoned, by operation of law, the November 2012 Proposal. The December 2012 Proposal is riddled with substantive and procedural deficiencies, as explained further below.

E. The December 2012 Proposal May Be Excluded From WCN's Proxy Materials Under Rule 14a-8

19. The December 2012 Proposal has at least four deficiencies, each of which independently warrants its exclusion from WCN's proxy materials.

1. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

20. Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. One such basis is in Rule 14a-8(i)(8)(ii), which provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." That is precisely what Defendants' December 2012 Proposal would do. It is excludable on this basis alone.

21. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). Defendants' December 2012 Proposal seeks to cut short the terms of many of WCN's directors. It expressly would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (Emphasis added.) Indeed, if implemented following WCN's 2013 annual meeting, as Defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and

would also cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting.

22. The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Defendant Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *his own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Defendant Chevedden's proposal to require each director to stand for election annually); *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"). The same result is warranted here.

23. WCN is therefore entitled to a declaratory judgment that the December 2012 Proposal may be excluded from its proxy statement.

2. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," as Attempted Here

24. Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." Section (h) is the only section of Rule 14a-8 that allows a

shareholder to appoint a representative to act on his or her behalf, and it is only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

25. Nevertheless, that is what Defendants try to do here. Defendant McRitchie attempts in the November 27, 2012 Letter to give "my proxy for [Defendant] John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." This so-called "proxy" would permit Defendant Chevedden to designate yet another, unidentified person—including persons unknown to Defendant McRitchie—to advance proposals to WCN on Defendant McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

26. Making matters worse, the so-called proxy on which Defendant Chevedden relies in advancing the December 2012 Proposal does not actually authorize him to do so. *No* evidence has been provided to WCN (documentary or otherwise) demonstrating that Defendant McRitchie actually supports the December 2012 Proposal. The Revised November 27, 2012 Letter is merely a copy of the original November 27, 2012 Letter and was attached by Defendant Chevedden to the December 2012 Proposal. It says nothing about Defendant McRitchie's views on the December 2012 Proposal. Although the November 27, 2012 Letter (both in its original and revised forms) supposedly permits Defendant Chevedden to make a "modification" of the November 2012 Proposal, the December 2012 Proposal is not merely a "modification." Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) than the November 2012 Proposal (shareholders' ability to call a

special meeting), it is a brand new proposal. Defendant Chevedden submitted it on behalf of Defendant McRitchie without any documented authority to do so.

27. The problems with this "proxy proposal by proxy" approach run deeper still. Defendant Young—who, as explained below, may have some unspecified ownership interest in the same WCN shares as Defendant McRitchie—has never signed *any* document or otherwise expressed *any* support for *either* the November 2012 Proposal or the December 2012 Proposal. There is, therefore, no way of knowing what (if any) proposal she supports.

28. Accordingly, even if Rule 14a-8 permits the sort of "shareholder proposal by proxy" scheme that Defendant Chevedden relies upon here—which it does not—it necessarily would require the shareholder to grant a proxy that actually authorizes the proposal advanced on his or her behalf. Here, nothing in the November 27, 2012 Letter (original or revised) establishes that Defendant McRitchie or Defendant Young have authorized Defendant Chevedden to submit the December 2012 Proposal to WCN.

29. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

3. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

30. Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that

stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials.

31. Defendants did not meet this deadline. At no time on or before the December 6, 2012 deadline did Defendants submit the December 2012 Proposal signed by *either* Defendant McRitchie or Defendant Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. As noted above, the Revised November 27, 2012 Letter was received on December 6, 2012, but it is merely a copy of the earlier November 27, 2012 Letter with a handwritten notation, not a new signature from Defendant McRitchie and not attached to the December 2012 Proposal—there is thus no indication that he supports the December 2012 Proposal at all (much less by the December 6, 2012 deadline). The only purported signatures WCN received from Defendant Young were, as detailed below, dated "12/12/2012" and "12/20/2012" —well past the December 6, 2012 deadline—and, in any case, those signatures also were not attached to the December 2012 Proposal, and thus fail to express any support for it.

32. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on Defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2).

4. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

33. Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

34. Importantly, the November 2012 Proposal was the *second proposal* that Defendants Chevedden and McRitchie submitted to WCN. The first was in 2011. However, the alleged proofs of ownership they produced in 2011 and 2012 were materially different and inconsistent, thus raising significant unanswered questions regarding whether Defendants possess the requisite ownership of WCN shares to advance a shareholder proposal.

35. In December 2011, Defendant Chevedden submitted a Rule 14a-8 proposal to WCN, also on behalf of Defendant McRitchie (the "2011 Proposal"). The 2011 Proposal was to eliminate supermajority voting rights from WCN's charter and bylaws. To satisfy the ownership requirements of Rule 14a-8(b) in connection with the 2011 Proposal, on December 29, 2011, Defendant Chevedden sent to WCN an e-mail attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Defendant McRitchie (the "2011 TD Ameritrade Letter") stating in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ***FISMA & OMB Memorandum M-07-16*** The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Defendant Young. The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. Nevertheless, WCN determined not to exclude the 2011 Proposal, which accordingly was included in WCN's 2012 proxy materials and voted on at WCN's 2012 annual meeting.

36. With respect to their November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Defendant Chevedden sent an e-mail to WCN attaching another letter from TD Ameritrade, this one dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, addressed to *both* Defendant McRitchie *and* Defendant Young (the "2012 TD Ameritrade Letter") stating in part: "Pursuant

to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in ***FISMA & OMB Memorandum M-07-16*** The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. As explained further below, the 2012 TD Ameritrade Letter is materially different from, and inconsistent with, the 2011 TD Ameritrade Letter in numerous other ways.

37. With respect to their December 2012 Proposal, as proof of ownership Defendants Chevedden and McRitchie attempted to rely upon the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal.

a. WCN's First Deficiency Notice to Defendants

38. On December 11, 2012, WCN sent a letter to Defendant Chevedden setting forth the deficiencies in Defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). The First Deficiency Notice explained:

> In order to submit a Rule 14a-8 proposal, Rule 14a-8(b) requires the stockholder proponents to have continuously held at least $2,000 in market value, or 1%, of the subject company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

39. The First Deficiency Notice went on to explain that the 2012 TD Ameritrade Letter did not satisfy these requirements for several reasons. The 2012 TD Ameritrade Letter was addressed to both Defendant McRitchie and Defendant Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by Defendants. It is unclear what ownership relationship over the WCN shares exists between Defendant McRitchie and Defendant Young. To the extent that

Defendant McRitchie and Defendant Young are co-owners of the WCN shares, the First Deficiency Notice explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares."

40. In addition, the First Deficiency Notice pointed out that "a comparison of the 2012 TD Ameritrade Letter with the December 28, 2011 letter from Nancy LeBron, Resource Specialist, TD Ameritrade (the '2011 TD Ameritrade letter') proffered in connection with the proposal submitted by you [Defendant Chevedden] on behalf of [Defendant] McRitchie for inclusion in the Company's 2012 proxy statement [the 2011 Proposal] reveals several inconsistencies with respect to the ownership of the shares of the Company's common stock held in the TD Ameritrade account ending *** FISMA & OMB Memorandum M-07-16 *** These inconsistencies included the following:

> The 2011 TD Ameritrade Letter is addressed to Mr. McRitchie and states that he has continuously held "no less than 300 shares" of the Company's common stock in the account ending *** FISMA & OMB Memorandum M-07-16 *** since November 15, 2010, whereas the 2012 TD Ameritrade Letter is addressed to Mr. McRitchie and Ms. Young and states that they have continuously held "no less than 337 shares" of the Company's common stock in the account ending *** FISMA & OMB Memorandum M-07-16 *** since December 29, 2003. These inconsistencies in the identities of the account-holders, the holding periods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2012 TD Ameritrade Letter and 2011 TD Ameritrade Letter and therefore conclude that the electronic copy of the 2012 TD Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b).

41. The First Deficiency Notice further explained what Defendant Chevedden and Defendant McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending *** FISMA & OMB Memorandum M-07-16 *** referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:

> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(Brackets in original.)

42. The First Deficiency Notice finally explained that, unless the deficiencies were corrected, Defendants' December 2012 Proposal would be excluded from WCN's proxy statement:

> Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later than 14 calendar days from the date you receive this letter. . . . Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

b. Defendant Chevedden's Response to the First Deficiency Notice

43. On December 13, 2012, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie), purporting to respond to the First Deficiency Notice. Rather than provide the information requested, or in the format suggested by the SEC Staff, Defendant Chevedden' e-mail asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2,000 in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it.

44. This version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal—and includes an additional typed date ("12/12/2012") next to the new signature. As a result,

even if the handwriting on the letter were Defendant Young's signature (which is not at all clear), there would be no way of knowing what—if any—shareholder proposal she supported. The December 13, 2012 e-mail from Defendant Chevedden does not address any other deficiencies described in the First Deficiency Notice, including the inconsistencies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter.

c. WCN's Second Deficiency Notice to Defendants

45. On December 18, 2012, WCN sent a letter to Defendant Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). The Second Deficiency Notice stated that Defendant Chevedden's December 13, 2012 email "did not adequately address the deficiencies raised by the Company." It explained that Defendants' response "does not adequately address why the holding periods [of WCN stock] between the two letters [from TD Ameritrade] is so radically different or how Myra K. Young could have been the co-owner of shares since 2003 yet was not mentioned as a co-owner in the 2011 TD Ameritrade Letter."

46. It further explained that "[w]e continue to believe that only an original letter from TD Ameritrade . . . can satisfactorily establish the ownership of the shares and we therefore reiterate the requirement that you provide the Company with such a letter. We believe that this request is consistent with Rule 14a-8(b)(2) which requires, among other things, a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year."

47. The Second Deficiency Notice questioned the authenticity of the photocopy of the signature of Defendant Young. Although not required to give Defendants another

opportunity to cure their deficiencies, the Second Deficiency Notice does so by asking, again, for an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. If these deficiencies were not cured, WCN explained that the December 2012 Proposal would be excluded from WCN's proxy.

d. Defendant Chevedden's Response to the Second Deficiency Notice

48. On December 26, 2012, one day after the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie) attaching another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Defendant Young and a signature from Defendant McRitchie (both of which were dated "12/20/2012"). As with the document transmitted by Defendant Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal. As a result, even if the handwriting on the letter were Defendant Young's signature, there would be no way of knowing what—if any—shareholder proposal she supported. Moreover, once again, there was no explanation of why Defendant Young's name appears on the 2012 TD Ameritrade Letter but not on the 2011 TD Ameritrade Letter, and no indication of what proposal (if any) Defendant Young purportedly supports. Nor did the correspondence address any of the other concerns expressed in the First Deficiency Notice and the Second Deficiency Notice. No original letter from TD Ameritrade was ever provided.

49. On January 1, 2013, Defendant Chevedden sent an e-mail to WCN (again apparently with a copy to Defendant McRitchie) stating: "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concerns. Please let me know if

there is any further question." No further information or documentation has been provided by Defendants.

e. Defendants' Proof of Ownership is Inconsistent and Does Not Satisfy the Requirements of Rule 14a-8(b)

50. Defendants have not provided adequate proof of ownership under Rule 14a-8(b). Indeed, their repeated refusal to respond to simple requests that would establish their ownership under Rule 14a-8(b), or to explain material inconsistencies in their proffered proof of ownership, further underscores the conclusion that they have not, and cannot, meet the ownership requirements.

51. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

Declaratory Judgment

52. In accordance with 28 U.S.C. § 2201, an actual controversy exists between WCN and Defendants.

53. For the reasons set forth above, Defendants have not complied with the requirements of Rule 14a-8. Rule 14a-8(f) provides that, with respect to certain procedural deficiencies, "[t]he company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." There is, however, no requirement that a company notify a shareholder of a deficiency if the deficiency cannot be corrected.

54. The majority of Defendants' deficiencies could not be corrected: the proposal's impermissible attempt to cut short the terms of existing directors, the unauthorized proxy for Defendant Chevedden to submit the December 2012 Proposal, and the missed deadline for submitting the proposal.

55. With respect to the deficiencies that potentially could have been corrected—Defendants' inadequate and inconsistent proof of ownership—WCN did notify Defendants through the First Deficiency Notice and the Second Deficiency Notice. Defendants never corrected those deficiencies.

56. WCN must file its preliminary proxy statement no later than April 25, 2013. WCN's annual meeting is scheduled to occur on June 14, 2013, and the final proxy materials for such meeting must be prepared, assembled, filed and mailed to shareholders 40 days in advance of that meeting. In addition, at least 10 days prior to mailing, WCN must file a preliminary proxy statement with the SEC under Rule 14a-6(a). Given the time required to prepare, assemble and file the necessary proxy materials, WCN needs to know as soon as is practicable whether it may exclude the November 2012 and the December 2012 Proposal from its proxy materials and, accordingly, WCN seeks from this Court a declaratory judgment to that effect.

Relief Sought

57. WCN requests that this Court declare that WCN properly may exclude the November 2012 Proposal and December 2012 Proposal from WCN's proxy materials under Rule 14a-8. WCN also requests judgment against Defendants for its costs, including attorneys' fees and expenses, and such other and further relief as the Court may deem just and proper.

Dated: January 24, 2013

Respectfully submitted,

/s/ Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
E-mail: andrew.fossum@lw.com

Jeff G. Hammel, *pro hac vice* to be filed
Jason A. Kolbe, *pro hac vice* to be filed
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
E-mail: jeff.hammel@lw.com
E-mail: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC., Plaintiff, v. JOHN CHEVEDDEN JAMES McRITCHIE and MYRA K. YOUNG, Defendants.	)	Civil Action: 4:13-cv-00176

<u>PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT</u>

Andrew J. Fossum
Attorney-in-Charge
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

February 22, 2013

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

REGULATIONS

OTHER AUTHORITIES

RULES

Plaintiff Waste Connections, Inc. ("WCN") files this motion for summary judgment against defendants John Chevedden, James McRitchie and Myra K. Young. WCN respectfully states as follows:

Nature and Stage of the Proceeding

WCN filed this case on January 24, 2013, seeking a declaratory judgment that the shareholder proposal defendants submitted to WCN may be excluded from its 2013 proxy statement pursuant to the rule governing such proposals, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

On February 1, 2013, defendants filed a motion to dismiss for lack of subject matter jurisdiction. On February 15, 2013, WCN filed its opposition to defendants' motion, and on February 21, 2013, defendants filed their reply. That motion has not been decided.

WCN now files this motion for summary judgment seeking a declaration that it may exclude defendants' proposal from its proxy materials. No discovery has been taken, and none is necessary for a judgment, as the material facts cannot reasonably be disputed. Because WCN must draft, finalize and mail to its shareholders a proxy statement by April 25, 2013, for an annual meeting on June 14, 2013, WCN will also shortly file a motion for a speedy hearing pursuant to Rule 57.

Issue to Be Decided & Standard of Review

Issue to be Decided: Whether WCN is entitled to summary judgment on its claim for a declaratory judgment that it can exclude defendants' shareholder proposal from its 2013 proxy materials as expressly permitted by Rule 14a-8, and because the proposal otherwise violates Rule 14a-8.

Standard of Review: "Under Rule 56, '[t]he court shall grant summary judgment if the movant shows that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law.'" *ACE Am. Ins. Co. v. M-I, L.L.C.*, 699 F.3d 826, 830 (5th Cir. 2012) (quoting Fed. R. Civ. P. 56(c)(2)). The existence of a "genuine dispute" cannot be satisfied by "some metaphysical doubt as to the material facts, by conclusory allegations, by unsubstantiated assertions, or by only a scintilla of evidence." *Little v. Liquid Air Corp.*, 37 F.3d 1069, 1075 (5th Cir. 1994) (internal citations and quotation marks omitted). Moreover, "[a] plaintiff should not be required to wait indefinitely for a trial when the defendant has a meritless defense that can be resolved on motion for summary judgment." *Id.* at 1076. Ultimately, "[a] genuine issue of material fact exists if the evidence is such that a reasonable jury could return a verdict for the non-moving party." *Paz v. Brush Engineered Materials, Inc.*, 555 F.3d 383, 391 (5th Cir. 2009) (internal quotation marks and citations omitted).

Summary of the Argument

WCN seeks to exclude defendants' shareholder proposal from its proxy materials for its 2013 annual meeting. Rule 14a-8 sets forth the requirements for shareholder proposals, and the bases on which companies may properly exclude such proposals from proxy materials. *See* 17 C.F.R. § 240.14a-8, Appendix ("App.") A. Here, defendants' proposal may be excluded under Rule 14a-8 for four separate and independently sufficient reasons:

- The proposal seeks to cut short the terms of directors currently serving on WCN's board, an express ground for exclusion under Rule 14a-8(i)(8)(ii).
- Rule 14a-8 does not permit Mr. Chevedden (who owns no WCN shares) to advance a proposal based on a purported "proxy" from other purported shareholders.
- The proposal was submitted after the deadline specified in WCN's 2012 proxy statement.
- Defendants failed to demonstrate the necessary ownership of WCN stock to submit a proposal.

Accordingly, WCN is entitled to a declaratory judgment that the proposal may be excluded.

A court in this District has granted this exact relief to two other companies seeking to exclude proposals from Mr. Chevedden—a well-known shareholder activist—under nearly identical circumstances. In *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010), Judge Rosenthal granted Apache's request for a declaratory judgment that Mr. Chevedden's proposal could be excluded because he failed to present "timely and adequate proof" that he met the stock ownership threshold in Rule 14a-8. *Id.* at 724. Similarly, in *KBR Inc. v. Chevedden*, 776 F. Supp. 2d 415 (S.D. Tex. 2011) (*"KBR I"*), the court reached the same conclusion where Mr. Chevedden again did not "timely submit" any document sufficient to establish the requisite ownership. *Id.* at 432; *see KBR Inc. v. Chevedden*, Civ. Action No. 4:11-cv-196, 2011 WL 1463611, at *1-2 (S.D. Tex. Apr. 4, 2011) ("*KBR II*") (granting summary judgment to KBR in part for reasons set forth in *KBR I*), App. B. Here, judgment in WCN's favor is even more appropriate, because defendants' proposal is flawed in even *more* ways than Mr. Chevedden's proposals to Apache and KBR.

This motion for summary judgment turns solely on legal issues and material facts that cannot reasonably be disputed. Accordingly, for the reasons more fully explained below, WCN seeks summary judgment declaring that defendants' proposal may be excluded from its 2013 proxy statement.

FACTUAL BACKGROUND

A. Parties

1. Plaintiff WCN

WCN is an integrated waste services company. *See* Waste Connections, Inc., Schedule 14A (Apr. 6, 2012) ("WCN Sch. 14A"), Exhibit ("Ex.") A to the Affidavit of Patrick J. Shea dated February 22, 2013 ("Shea Aff."), App. H. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. (*See id.* at 4.) In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). (*See id.* at 4.)

WCN's 2012 proxy materials expressly required that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in proxy materials for WCN's 2013 annual meeting. (*See id.* at 58.)

2. Defendants

Mr. Chevedden does not contend that he owns a single share of WCN stock. (*See* Shea Aff ¶ 13 (indicating that WCN received no materials other than the ones discussed below, which do not include any assertion that Chevedden owns WCN stock).) He is, however, apparently the most prolific shareholder activist for U.S. corporations in history. In 2011, Mr. Chevedden personally made 30 out of all 240 Rule 14a-8 proposals nationwide, and in 2012, he made 37 out of all 207 proposals. *See* Georgeson Inc., 2011 Annual Corporate Governance Review, Fig. 16 at 31-34; Georgeson Inc., 2012 Annual Corporate Governance Review, Fig. 16 at 34-37, (together, the "Georgeson Reports"), App. C. Thus, over these two years, Mr. Chevedden made 67 proposals, out of a total of 447 proposals by all other shareholders in the world. In other words, Mr. Chevedden—all by himself—managed to account for nearly 15% of Rule 14a-8 proposals in the U.S. for this two-year period.[1] Here, as explained below, Mr. Chevedden purports to submit a shareholder proposal to WCN on behalf of Mr. McRitchie and possibly Ms. Young.

[1] In fact, this percentage is likely much higher. The numbers above account only for proposals submitted in Mr. Chevedden's name, and exclude other proposals he has made supposedly on behalf of individuals like Mr. McRitchie.

B. Defendants' Proposals Submitted to WCN

1. The December 2011 Proposal

It is important to understand that, more than a year ago, in December 2011, Mr. Chevedden submitted a Rule 14a-8 proposal to WCN on behalf of Mr. McRitchie (the "2011 Proposal"). Rule 14a-8(b) requires a shareholder to have "continuously held $2,000 in market value, or 1%" of the securities to be voted on through the date of the shareholder meeting for at least a year. 17 C.F.R. § 240.14a-8(b)(2). To attempt to satisfy these ownership requirements, on December 29, 2011, Mr. Chevedden sent to WCN an email attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Mr. McRitchie (the "2011 TD Ameritrade Letter"). (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** [Chevedden's email address] to Pat Shea re: "[spam] Rule 14a-8 Proposal (WCN) tdt," Dec. 29, 2011, attaching 2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in *** FISMA & OMB Memorandum M-07-16 *** (2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Ms. Young. (*See id.*) The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. (*See id.*)

WCN included the 2011 Proposal in its 2012 proxy materials. (*See* WCN Sch. 14A, Shea Aff. Ex. A.) As explained below, this earlier proposal, and the proof of ownership submitted with it, are inconsistent with the proof submitted for their current proposal.

2. The Now-Abandoned November 27, 2012 Proposal

The following year, on November 27, 2012, Mr. Chevedden sent an email to WCN. (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Nov. 27, 2012, Shea Aff. Ex. C.) Attached to that email was a letter dated November

27, 2012, from Mr. McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). (*See* Shea Aff. Ex. C.) That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(*Id.* (emphasis added).)

Attached to Mr. McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012] 4* – Special Shareholder Meeting Right" (the "November 2012 Proposal"). (*See* Shea Aff. Ex. C.) The November 2012 Proposal sets forth the following proposal:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

(*Id.*)

With respect to the November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Mr. Chevedden sent an email to WCN attaching a different letter from TD Ameritrade than the 2011 TD Ameritrade Letter. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN) tdt," Nov. 28, 2012, Shea Aff. Ex. D.) This new letter, dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, was addressed to *both* Mr. McRitchie *and* Ms. Young (the "2012 TD Ameritrade Letter"). (*See* Shea Aff. Ex. D.) The 2012 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in *** FISMA & OMB Memorandum M-07-16 *** (*Id.*) The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. (*See id.*) As explained below, the 2012 TD Ameritrade Letter is materially inconsistent with the 2011 TD Ameritrade Letter.

The November 2012 Proposal was quickly abandoned and replaced with another proposal.

3. The New December 6, 2012 Proposal

On December 6, 2012, Mr. Chevedden sent another email to WCN. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)**," Dec. 6, 2012, Shea Aff. Ex. E.) Attached to that email was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). (*See* Shea Aff. Ex. E.) The Revised November 27, 2012 Letter does not reflect a new signature from Mr. McRitchie. (*See id.*) Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012] Proposal 4* – Elect Each Director Annually" (the "December 2012 Proposal"). (*See* December 2012 Proposal, Shea Aff. Ex. E.) The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]." (*Id.*)

With respect to their December 2012 Proposal, neither Mr. Chevedden nor the other defendants submitted any additional proof of ownership. (*See id.* (lacking any stock ownership letter).) They thus rely on the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal. (*See id.*)

C. WCN's Deficiency Notices and Responses From Mr. Chevedden

1. WCN's First Deficiency Notice

On December 11, 2012, WCN sent a letter to Mr. Chevedden setting forth the deficiencies in defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). (*See* Shea Aff. Ex. F.) The First Deficiency Notice explained that the 2012 TD Ameritrade Letter did not adequately demonstrate defendants' ownership of WCN stock under Rule 14a-8(b) for several reasons. First, WCN pointed out that the 2012 TD Ameritrade Letter was addressed to both Mr. McRitchie and Ms. Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by defendants. (*See id.*) To the extent Mr. McRitchie and Ms. Young co-own the shares, WCN explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares." (*Id.* at 1-2.)

Second, the First Deficiency Notice pointed out the many discrepancies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter, which both purportedly related to the same account. (*See id.* at 2.) Specifically, WCN explained that the account holders, minimum numbers of shares, and holding periods each differed between the two letters. (*See id.*) "These inconsistencies," WCN stated, "have caused the Company to question the authenticity" of both letters and therefore to conclude "that the electronic copy of the 2012 TD

Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b)." (*Id.* at 2.)

Third, the First Deficiency Notice explained what Mr. Chevedden and Mr. McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending FISMA & OMB Memorandum M-07-16 referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:
>
> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(*Id.* (brackets in original)) The First Deficiency Notice finally advised that, unless the deficiencies were corrected, the December 2012 Proposal would be excluded from WCN's proxy statement. (*Id.* at 2-3.)

2. Mr. Chevedden's Response to the First Deficiency Notice

On December 13, 2012, Mr. Chevedden sent an email to WCN purporting to respond to the First Deficiency Notice, apparently with a copy to Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 13, 2012 ("December 13 Email"), Shea Aff. Ex. G.) However, rather than provide the information requested, or in the format suggested by the SEC Staff, Mr. Chevedden's email asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2000 [sic] in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the

December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it (the "December 13 Copy"). (*See* Shea Aff. Ex. G.) This version of the November 27, 2012 Letter does not attach *any* shareholder proposal, and includes an additional typed date ("12/12/2012") next to the new signature. (*See id.*) It therefore offered no indication that Ms. Young actually supported the December 2012 Proposal. The December 13 Email did not address any other deficiencies described in the First Deficiency Notice. (*See id.*)

3. WCN's Second Deficiency Notice to Defendants

On December 18, 2012, WCN sent a letter to Mr. Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). (*See* Shea Aff. Ex. H.) The Second Deficiency Notice stated that the December 13 Email did not explain any of the discrepancies between the two letters from TD Ameritrade. (*Id.*) The Second Deficiency notice also questioned the authenticity of the apparently-photocopied signature from "Myra Le Young" on the December 13 Copy. (*Id.* at 2.) Although not required to do so, the Second Deficiency Notice again indicated that WCN would accept an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. (*See id.*)

4. Mr. Chevedden's Responses to the Second Deficiency Notice

On December 26, 2012, one day *after* the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Mr. Chevedden sent another email to WCN, again apparently copying Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 26, 2012 (the "December 26 Email"), Shea Aff. Ex. I.) The email attached another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Ms. Young and a signature from Mr. McRitchie (both of which were dated "12/20/2012") (the "December 26 Copy"). (*See* Shea Aff. Ex. I.) As with the document transmitted by Mr. Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach any shareholder proposal. (*See id.*) It therefore provided no evidence that Ms. Young supports the December 2012 Proposal. (*See id.*)

On January 1, 2013, Mr. Chevedden sent an email to WCN, again apparently copying Mr. McRitchie. (*See* Email from ***FISMA & OMB Memorandum M-07-16*** to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Jan. 1, 2013 (the "January 1 Email"), Shea Aff. Ex. J.) The January 1 Email stated, "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concern. Please let me know if there is any further question." (*Id.*)

No further information or documentation has been provided by defendants. (*See* Shea Aff. ¶ 13.)

ARGUMENT

Defendants' proposal is riddled with flaws under Rule 14a-8, and may therefore be excluded from WCN's proxy materials. This case is ripe for summary judgment. WCN's motion hinges on clear legal principles and an established record from which no reasonable fact-finder could conclude that defendants satisfied Rule 14a-8. *See Paz*, 555 F.3d at 391. All of the material facts—the substance of defendants' proposal, the dates of submission, the contents of their purported proof of stock ownership, and the documents purporting to give Mr. Chevedden proxy power—appear on the face of documents provided to WCN by Mr. Chevedden, and are thus beyond any reasonable dispute. Nor can defendants offer any additional evidence at this point, even if it would be material to whether they *could* have met the requirements of Rule 14a-8 last year. As recognized in *Apache*, after the deadline for shareholder proposals has expired, further evidence regarding a proponent's qualifications is irrelevant. *Apache*, 696 F. Supp. 2d at 739 (declining to consider late-submitted proof of ownership from Mr. Chevedden). For these reasons, and as more fully explained below, WCN is now entitled to summary judgment on the merits.

I. THE DECEMBER 2012 PROPOSAL MAY BE EXCLUDED FROM WCN'S PROXY MATERIALS BECAUSE IT IS DEFECTIVE UNDER RULE 14A-8

Rule 14a-8 sets forth substantive bases on which companies may exclude shareholder proposals. The SEC recognizes that "*[o]nly a court* such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials." SEC Division of Corporation Finance, Informal Procedures Regarding Shareholder Proposals (emphasis added), *available at* http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8-informal-procedures.htm, App. D. Courts regularly allow companies to exclude proposals that fall within one of the forbidden categories in Rule 14a-8. *See, e.g.*, *Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 532-33 (D.C. Cir. 1990) (allowing exclusion of proposal related to capital expenditure approvals under the ordinary business operations exclusion in 14a-8(i)(7) (formerly (c)(7)); *Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416, 425 (D.C. Cir. 1992) (allowing exclusion of proposal related to discontinuing the production of certain chemicals under ordinary business exception); *Lindner v. Am. Express Co.*, No. 10 Civ. 2228(JSR)(JLC), 2011 WL 2581745, at *6 (S.D.N.Y. June 27, 2011) (allowing exclusion of proposal that related to a personal grievance and was thus forbidden under 14a-8(i)(4)), App. G.

The same result—exclusion of the defendants' proposals—is warranted here for four separate and independently sufficient bases under Rule 14a-8.[2]

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[2] The November 2012 Proposal need not be included in WCN's proxy materials because it is no longer in effect. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." 17 C.F.R. § 240.14a-8(c). Both proposals purport to be based on the same shares, those owned by Mr. McRitchie and possibly Ms. Young. (*See* 2012 TD Ameritrade Letter, Shea Aff. Ex. D; December 2012 Proposal, Shea Aff. Ex. E (lacking any additional proof of ownership other than the 2012 TD Ameritrade Letter submitted with the November 2012 Proposal).) Thus, the December 2012 Proposal necessarily nullified the November 2012 Proposal by operation of law—regardless of whether Mr. McRitchie or Ms. Young ever actually

A. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

Rule 14a-8(i)(8)(ii) expressly permits companies to exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." 17 C.F.R. § 240.14a-8(i)(8)(ii). The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Mr. Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *Mr. Chevedden's own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Mr. Chevedden's proposal to require each director to stand for election annually), App. E; *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 8 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"), App. F.

Here, the December 2012 Proposal violates Rule 14a-8(i)(8)(ii). In any given year, the terms for WCN directors in one of three board "classes" expire, and the directors

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supported (or even knew about) either proposal. *See* 17 C.F.R. § 240.14a-8(c). Defendants also concede that only the December 2012 Proposal is outstanding. (*See* Defendants' Motion and Supporting Memorandum to Dismiss for Lack of Subject Matter Jurisdiction at 4, *Waste Connections, Inc. v. Chevedden et al.*, No. 4:13-00176 (ECF No. 11) (Feb. 1, 2013) (stating that the "defendants' [sic] need not withdraw *their proposal*" (emphasis added)), Shea Aff. Ex. K.)

holding those terms stand for election, while directors in the other two classes continue to serve. (*See* WCN Sch. 14A at 4 (describing WCN's board structure), Shea Aff. Ex. A.) Defendants' proposal would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (December 2012 Proposal, Shea Aff. Ex. E (emphasis added).) It would thus prematurely end the current terms of many of WCN's directors. Indeed, if implemented following WCN's 2013 annual meeting, as defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and would cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting. (*See* WCN Sch. 14A at 4-5, Shea Aff. Ex. A.)

WCN is entitled to exclude the December 2012 Proposal from its proxy statement pursuant to the express terms of Rule 14a-8(i)(8)(ii). This alone is sufficient for summary judgment.

B. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," Nor to Grant Proxy Authority in Violation of Applicable State Law, as Attempted Here

Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." 17 C.F.R. § 240.14a-8(h). Section (h) is the only section of Rule 14a-8 that allows a shareholder to appoint a representative to act on his or her behalf, and, by its terms, it is *only* for the purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

Nevertheless, that is what defendants try to do here. In the November 27, 2012 Letter, Mr. McRitchie writes that he purports to give "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." (November 27, 2012 Letter, Shea Aff. Ex. C.) This so-called "proxy" would permit Mr. Chevedden to designate yet another, unidentified person—including persons unknown to Mr. McRitchie—to advance proposals to WCN on Mr. McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

The facts here illustrate the reasons for this limitation. Without it, companies would often confront exactly the type of ambiguity and confusion about the non-shareholder proponent's authority to submit a proposal present in this case. Supposedly in support of the December 2012 Proposal, Mr. Chevedden sent three separate copies of the November 27, 2012 Letter, but in none of these did anyone who actually owns WCN shares ever express support for the proposal.[3] Nor does the reference in the November 27, 2012 Letter to allowing Mr. Chevedden to make a "modification" of the November 2012 Proposal authorize the December 2012 Proposal. Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) (*see* December 2012 Proposal, Shea Aff. Ex. E) than the November 2012 Proposal (shareholders' ability to call a special meeting) (*see* November 2012 Proposal, Shea Aff. Ex. C), it is not a "modification," but a brand new proposal.

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[3] The Revised November 27, 2012 Letter, which accompanied the December 2012 Proposal, had no new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The December 13 Copy also had no new signature from Mr. McRitchie, only an apparent photocopy of a signature from someone who may or may not be Ms. Young, and did not accompany *any* proposal. (*See* December 13 Copy, Shea Aff. Ex. G.) Likewise, although the December 26 Copy bore what appeared to be two original signatures, possibly from Mr. McRitchie and Ms. Young, it attached no proposal. (*See* December 26 Copy, Shea Aff. Ex. I.)

In any event, defendants' proposal violates Rule 14a-8(h) in yet another way because Mr. Chevedden has not demonstrated, as he must, that he has an adequate power of attorney under applicable state law. Rule 14a-8(h) requires that any party designated as a shareholder's proxy be "qualified under state law to present the proposal on your behalf." 17 C.F.R. § 240.14a-8(h). Under Delaware law, which applies to this question,[4] Mr. Chevedden would therefore need a "power of attorney" from a WCN shareholder, which is a "written authorization used to evidence an agent's authority to a third person." *Realty Growth Inv. v. Council of Unit Owners*, 453 A.2d 450, 454 (Del. 1982). The terms of a power of attorney must be "certain and plain," and powers of attorney are "strictly construed." *Id.* at 455. Here, however, *none* of the documents provided to WCN by Mr. Chevedden authorizes him to advance the December 2012 Proposal on behalf of Mr. McRitchie or Ms. Young. He clearly has not provided a power of attorney authorizing him to do so.

WCN is therefore entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement on the additional basis that it violates Rule 14a-8(h). *See* 17 C.F.R. § 240.14a-8(h).

C. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." 17

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[4] As used in Rule 14a-8, "state law" includes the law of the company's state of incorporation, which is Delaware in the case of WCN. *Cf. Apache Corp. v. New York City Employees' Retirement System*, 621 F. Supp. 2d 444, 449 (S.D. Tex. 2008) (looking to law of state of company's incorporation to interpret "ordinary business operations" exception in Rule 14a-8).

C.F.R. § 240.14a-8(e)(2). Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials. (*See* WCN Sch. 14A at 58, Shea Aff. Ex. A.)

Courts consistently enforce the submission deadline in Rule 14a-8(e)(2). Indeed, in *Apache*, the Court allowed the exclusion of a proposal from Mr. Chevedden in part because he provided untimely documentation. The Court stated that it "need not decide whether" a document provided after the deadline in Rule 14a-8(e)(2) "in combination with" an earlier letter could establish the requisite stock ownership under Rule 14a-8(b), because the document was not timely. *Apache*, 696 F. Supp. 2d at 739. Thus, the question of whether late-submitted documents *might* have allowed Mr. Chevedden to comply with Rule 14a-8, had he submitted them by the deadline, was irrelevant. *See also KBR I*, 776 F. Supp. 2d at 432 (allowing exclusion in part because Mr. Chevedden "has not timely submitted" documents that could prove ownership).

Defendants' failure to meet the Rule 14a-8(e)(2) deadline compels the same result in this case. At no time on or before the December 6, 2012 deadline did Mr. Chevedden submit the December 2012 Proposal signed by *either* Mr. McRitchie *or* Ms. Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. The Revised November 27, 2012 Letter attaching the December 2012 Proposal is merely a copy of the earlier November 27, 2012 Letter supporting the November 2012 Proposal, and lacks a new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The only purported signatures from Ms. Young were dated "12/12/2012" and

"12/20/2012"—well past the deadline—and in any event did not accompany *any* proposal.[5] (*See* December 13, 2012 Copy, Shea Aff. Ex. G; December 26, 2012 Copy, Shea Aff. Ex. I.) Thus, neither Mr. McRitchie nor Ms. Young expressed any support for the December 2012 Proposal by the deadline—nor indeed, at any time. The proposal may therefore be excluded from WCN's proxy materials. *See Apache*, 696 F. Supp. 2d at 739 (allowing exclusion and not considering untimely submissions); *see also KBR I*, 776 F. Supp. 2d at 432 (noting lack of timely proof of ownership).

For these reasons, WCN is also entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2). *See* 17 C.F.R. § 240.14a-8(e)(2).

D. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." 17 C.F.R. § 240.14a-8(b). The burden to demonstrate ownership of sufficient shares falls on the shareholder, which must "prove [his] eligibility to the company." *Id.* § 240.14a-8(b)(2); *see Apache*, 696 F. Supp. 2d at 740 (company has no burden to verify alleged ownership for purposes of Rule 14a-8(b)).

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[5] Although WCN did comply with the requirement in Rule 14a-8(f) to give Mr. Chevedden a 14-day cure period following a notice of deficiency, the failure to document that a shareholder even supports the proposal in the first place is not a curable defect listed in Rule 14a-8. These include only defects related to requirements for statements accompanying proposals, 14a-8(a), ownership requirements, 14a-8(b), number of proposals, 14a-8(c), and length of proposals, 14a-8(d). *See* 17 C.F.R. § 240.14a-8(f).

In both *Apache* and *KBR*, Judge Rosenthal held that Mr. Chevedden failed to carry his burden to demonstrate the requisite ownership. First, in *Apache*, Mr. Chevedden attempted to rely on a letter from an entity called RTS, which he described as a broker. *See Apache Corp.*, 696 F. Supp. 2d at 739-40. However, RTS was not the record owner of the securities, and was registered as an investment advisor, not a broker. *See id.* at 740. Mr. Chevedden refused Apache's request that he provide a statement from the registered owner, and instead suggested that Apache verify ownership of the shares. The court rejected this proposition and stressed that Apache was not required to verify Mr. Chevedden's allegations:

> Rule [14a-8] requires shareholders to "prove [their] eligibility." The parties agree that all Chevedden gave Apache as timely, relevant proof of ownership was the December 10 RTS letter. Apache has described its concerns about the reliability of the statements made in the RTS letter. It is not Apache's burden to investigate to confirm the statements or to engage in such steps as obtaining a [registered holders] list to provide independent verification of Chevedden's status as an Apache shareholder.

Id. at 739-40. Similarly, in *KBR*, Judge Rosenthal again concluded that a proposal from Mr. Chevedden could be excluded in part because he "submitted the same type of letter from RTS [that the] Court found insufficient in *Apache*." *KBR I*, 776 F. Supp. 2d at 432.

Like the RTS letters in those decisions, the only proof of ownership offered in this case is inherently unreliable, and therefore insufficient. Specifically, the 2011 TD Ameritrade Letter conflicts with the 2012 TD Ameritrade letter in terms of who owns the shares, what minimum amount(s) the owner(s) held, and for how long. (*Compare* 2011 TD Ameritrade Letter, Shea Aff. Ex. B (addressed only to Mr. McRitchie, specifying ownership of "no less than 300" shares since November 2010) *with* 2012 TD Ameritrade Letter, Shea Aff. Ex. D (addressed to Mr. McRitchie and Ms. Young, specifying ownership of "no less than 337 shares" since December 2003).) Based on the two letters, WCN cannot determine (i) whether

Mr. McRitchie and Ms. Young are co-owners of the shares, or have some other relationship; (ii) how Ms. Young could have some unspecified ownership interest in the shares from 2003 to 2012, yet not be mentioned at all as an owner for a period from 2010 through 2011; or (iii) how Mr. McRitchie (and possibly Ms. Young) could have held a minimum of 337 shares for a nearly nine-year period that includes the shorter period during which Mr. McRitchie had a minimum of only 300 shares.

Mr. Chevedden never answered these questions, despite receiving two opportunities to do so from WCN in the form of deficiency notices. (*See* First Deficiency Notice at 1, Shea Aff. Ex. F; Second Deficiency Notice, Shea Aff. Ex. H.) Nor did WCN ever receive any signed letter from the owner of the WCN shares in the format specified by the SEC, which WCN identified to Mr. Chevedden. (*See* First Deficiency Notice at 2, Shea Aff. Ex. F.) Defendants thus failed to carry their burden to "prove [their] eligibility to the company." 17 C.F.R. § 240.14a-8(b)(2). WCN had no independent obligation to investigate the details of the account identified in the TD Ameritrade letters. Instead, here, just as in *Apache*, "[i]t is not [the Company's] burden to investigate to confirm the [ownership] statements," or to attempt to obtain "independent verification" of defendants' holdings in WCN stock. *Apache*, 696 F. Supp. 2d at 740.

WCN is thus entitled to a declaratory judgment for the additional reason that the December 2012 Proposal does not comply with the requirements of Rule 14a-8(b).

CONCLUSION

For the reasons stated above, WCN respectfully requests that this Court declare that WCN properly may exclude the November 2012 Proposal and the December 2012 Proposal from WCN's proxy materials under Rule 14a-8.

Dated: February 22, 2013

Respectfully submitted,

/s/Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

CERTIFICATE OF SERVICE

I certify that on February 22, 2013, this document, as well as the accompanying appendices, were electronically transmitted to the Clerk of Court using the ECF System, and true and correct copies were caused to be served in accordance with the Federal Rules of Civil Procedure via First Class Mail via the United States Postal Service upon:

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

Mr. James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

-and-

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

/s/ Andrew J. Fossum
Andrew J. Fossum

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC., Plaintiff, v. JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG, Defendants.	)	Civil Action: 4:13-CV-00176-KPE

ORDER DENYING DEFENDANTS' MOTION TO DISMISS AND GRANTING PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT

On April 4, 2013, the Court held a hearing on (i) the motion to dismiss filed by Defendants John Chevedden, James McRitchie, and Myra K. Young on February 1, 2013 (ECF No. 11), and (ii) the motion for summary judgment filed by Plaintiff Waste Connections, Inc. ("WCN") on February 22, 2013 (ECF No. 15).

The Court has considered the parties' briefing on Defendants' motion to dismiss, as well as the arguments presented at the April 4, 2013 hearing. The Court finds that WCN has standing to pursue the declaratory relief it seeks and that Defendants' motion to dismiss should be DENIED.

WCN's motion for summary judgment is unopposed. Having considered WCN's motion for summary judgment, including its supporting evidence, the Court concludes that WCN has met its burden of demonstrating that there is no genuine dispute as to the material facts. The Court therefore finds that WCN's motion for summary judgment should be GRANTED.

Accordingly, it is ORDERED that Defendants' Motion is DENIED and WCN's Motion is GRANTED.

Therefore, it is ORDERED that the shareholder proposals submitted to WCN by Defendants on November 27, 2012, and December 6, 2012, may be excluded from WCN's proxy statement pursuant to 17 C.F.R. § 240.14a-8.

Signed at Houston, Texas on 3 June, 2013.

United States District Judge